Brookfield

Brookfield Asset Management Inc.

Q2 2020 INTERIM REPORT

Interim Report Q2 2020

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2020	2019	2020	2019
TOTAL (MILLIONS)
Revenues	$12,829	$16,924	$29,415	$32,132
Net (loss) income	(1,493)	704	(1,650)	1,960
Funds from operations[1]	1,161	1,108	2,045	2,159
PER SHARE[2]
Net (loss) income	$(0.43)	$0.24	$(0.63)	$0.63
Funds from operations[1]	0.73	0.73	1.28	1.42
Dividends[3]
Cash	0.12	0.11	0.24	0.21

AS AT JUN. 30, 2020 AND DEC. 31, 2019			2020	2019
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1,4]			$545,250	$544,896
Consolidated results
Balance sheet assets			316,435	323,969
Equity			111,066	116,846
Common equity			27,925	30,868
Diluted number of common shares outstanding[2]			1,572	1,579
Market trading price – NYSE[2]			$32.90	$38.53

1.	See definition in the MD&A Glossary of Terms beginning on page 57.

2.	Adjusted to reflect the three-for-two stock split effective April 1, 2020.

3.	See Corporate Dividends on page 27.

4.	Including private fund capital raised up to August 13, 2020.

2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with approximately $550 billion of assets under management including $277 billion in fee-bearing capital, with an additional $29 billion of committed capital that will become fee-bearing when invested. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.

•	Investment focus – Real estate, infrastructure, renewable power, private equity and credit

•	Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and perpetual vehicles

•	Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach

•	Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $45 billion.
Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed affiliates” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business.

Q2 2020 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
In the last three months, we had our best fundraising period ever. In total, we raised $23 billion of capital for deployment. At the same time, however, the global shutdown had ramifications on most businesses, including a number of ours. Economies are now slowly re-opening, and while the world is not in the clear yet, things are beginning to get back to some semblance of normality. While we do not expect full recovery of the global economy until well into 2021, we believe the worst is over, and our own businesses are slowly recovering.
Our cash and capital available for investment is substantially greater today than it was six months ago and at any other time in our history. We currently have $77 billion of cash, financial assets, undrawn lines of credit and uncalled capital commitments from clients. We added approximately $23 billion of capital available for investment during the period, which included broad-based fundraising across virtually all our strategies.
The standout was $12 billion of commitments raised to date for our latest distressed debt fund, which we expect will be one of our largest funds raised to date when it has its final close. As demonstrated by this fundraise and the capital deployment so far this year, we believe Oaktree is now poised for significantly higher growth in the current environment, given its contrarian, credit investing focus.
Despite the logistical restrictions of the lockdown, we were active and made a number of investments during the quarter. In general though, we have been keeping our powder dry, waiting for opportunities we believe will come.
THE ENVIRONMENT WAS ONE TO REMEMBER
The market environment was nothing short of stunning during the quarter. It’s not worth going into detail here, as you all know what happened in the markets, with GDP numbers, and with employment. What tends to be forgotten is that interest rates are now zero almost everywhere in the world. Government debt is rising at an unprecedented pace due to the provision of enhanced unemployment support, and more is to come as stimulus spending is just beginning.
The increased levels of government debt will have long-term effects on many things, the most important of which is that governments will have to increase taxes, offload spending onto the private sector, and sell assets. This should bode well for the scaling up of our infrastructure and renewables businesses.
The stock market has rebounded sharply. This reflects the substantial price increases of technology stocks, but it is worth noting that hidden behind this growth is the rest in the S&P 500 trading at an average price/earnings multiple of 23. This multiple is high relative to history but given where interest rates are, it seems more reasonable.
PERFORMANCE WAS GOOD, ALL THINGS CONSIDERED
Our financial results were strong in the second quarter, especially when considering the global economy was effectively shut. Our asset management business continued to exhibit very strong growth and our operating businesses fared well, as 75% of our businesses are backed by contractual cash flows from utility, renewable power, office, data infrastructure and critical service infrastructure. These cash flows from regulated or contracted assets have generally been unaffected, and they continue to collect their revenues in full and on time.
Overall, our Funds from Operations (“FFO”) was $1.2 billion during the quarter, in line with that of the prior year quarter. This brought our free cash flow, or what we refer to as cash available for distribution and/or reinvestment (“CAFDR”), to $2.6 billion over the last 12 months. Excluding realized carried interest, our CAFDR represented a 13% increase over the prior year period, exemplifying the strength and resiliency of the cash flow streams of our businesses.

4 BROOKFIELD ASSET MANAGEMENT

We did, however, have some businesses that reported no income for the quarter, and we took some non-cash revaluations through our net income due to the environment. In total, for BAM shareholders we had a loss of $656 million during the quarter, or 43 cents per share. The good news is that those operating businesses that were impacted are now all recovering, and the balance of the year should be better.
This includes all of our private equity operating businesses, most of our hotels which have now begun to reopen, and our retail centers in the U.S. Despite those retail centers being shut down by government mandate for two months, all but one were reopened by June 30, with foot traffic back to more than 50% of normal and improving each week. While many of our retail tenants were unable to pay their rent during the shutdown, with the reopening we are now collecting rent again and are in the midst of settling arrears for the period of shutdown. We believe that great retail centers will become even stronger as the industry consolidates into the best located centers with high-quality operators (such as the vast majority of the ones we own).

AS AT AND FOR THE TWELVE MONTHS ENDED JUNE 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2017	2018	2019	2020	CAGR
Cash available for reinvestment or distribution to BAM shareholders per share (CAFDR)	$1.11	$1.30	$1.57	$1.76	$1.69	11%
Total assets under management[1]	$243,479	$257,538	$287,025	$388,327	$545,250	22%
Fee-related earnings (before performance fees)	639	707	783	954	1,345	20%
Gross annual run rate of fees plus target carry	1,950	2,150	2,590	3,435	5,637	30%

1.	Including private fund capital raised up to August 13, 2020.
Asset Management
Our asset management franchise reached a number of significant milestones supported by strong fundraising. We raised $23 billion across our various strategies, including $12 billion of commitments to our latest distressed debt fund. We also closed €725 million of commitments in a European perpetual core-plus real estate fund, a strategy that is already seeing an active pipeline as the region emerges from lockdown, and we raised further capital across all of our other perpetual funds.
Growth in fee-bearing capital over the last 12 months, which included the latest infrastructure and private equity flagship funds, led to an increase in fee-related earnings of 23% in the quarter relative to the same period a year ago, and a 41% increase in earnings for the last 12 months, both before performance fees. We have a further $29 billion of capital that is currently committed and will begin to earn fees of approximately $315 million once deployed.
Capital Deployment
While remaining disciplined in our deployment, we invested $9 billion of capital during the quarter across our various strategies, as well as a further $3 billion since quarter-end. This included a convertible preferred share investment in a publicly traded distribution business, and financing to a company that required capital to reorganize its affairs, each of which was committed through our recently launched Brookfield Special Investment program that targets large-scale equity and equity-linked investments.
With the commitments raised for our latest flagship distressed debt fund, we’ve had a successful start to the fundraising for our next round of flagship funds. In aggregate, our other three flagship funds are now approximately 50% invested or committed. Based on the anticipated pick-up in investment activity in the next three to 12 months, we expect them to be in a position to start fundraising for their next vintages in 2021.
Subsequent to quarter-end, we announced a commitment to purchase, along with a small group of our institutional partners, up to $1 billion of units and shares of Brookfield Property Partners. We also took the opportunity to sell $725 million of Brookfield Renewable Partners units and Brookfield Infrastructure Corporation shares in order to bolster cash resources and boost the public float of these companies.

Q2 2020 INTERIM REPORT 5

KEEP CALM AND CARRY ON
Stock and bond markets have been on a strong upward trend for the four months since the massive injection of government money into the markets began in late March. As a result, many companies have been able to access debt markets. But losses have been piling up in many businesses, and for those who have raised debt, the increased debt needs to be serviced-and all of it eventually repaid.
Over the next three, six, nine and 12 months, we believe many companies will require significant equity to repair their balance sheets and continue to grow. With $77 billion of capital available for investing, we expect to participate in many of these situations in a variety of ways.
First, our flagship funds for real estate, renewables/infrastructure and private equity all have substantial capital available with which to buy control of businesses when parent companies wish to sell them off in order to raise cash. In addition, if markets are not valuing them properly, we may have the opportunity to take public businesses private.
Secondly, our Oaktree team has recently raised $12 billion for its next distressed debt fund. This fund, once closed, should be the largest fund ever raised for distressed debt investment, and it will be invested in the debt markets over the next few years.
Finally, we have created a new Special Investments program, which makes non-control equity and equity-linked investments in companies that require capital for debt repayment or growth. Our intention is for this fund to reach the size of our other funds, and to start the program we have committed $1 billion from our own balance sheet. The program invested approximately $250 million in convertible preferred shares in a propane distribution company during the quarter, and has a strong pipeline of investments today.
In summary, we believe markets have recovered to levels that do not reflect the reality of the underlying economic environment. As a result, we are being patient with our capital, but we expect the pace of investment to increase over the next 12 months as opportunities present themselves. In the interim, we continue to grow all of our major businesses organically. Amidst all this, two of the most exciting things for us right now are our data infrastructure and renewables businesses.
DATA INFRASTRUCTURE IS THE NEXT FRONTIER
For a number of years, we have been investing in the backbone infrastructure behind the internet and mobile phones. We have now reached critical mass with these investments, and as a result they will constitute an increasingly meaningful part of our business.
Most importantly, we are in the midst of a once-in-a-hundred-year upgrade cycle for data infrastructure. The aging copper infrastructure is no longer able to cope with demands imposed by an increasingly interconnected world. These networks are therefore being replaced by fiber infrastructure, which can support increases in data demand, lower latency and faster broadband speeds. Concurrently, wireless networks are undergoing a transformation to support enhanced connectivity for 5G that is fast coming.
On a combined basis, these upgrades are expected to require trillions of dollars of capital globally over the next five to seven years. Historically, such investments were funded by telecom operators, but given increasing demands on their capital, they are now seeking funding partners. They are also increasing their reliance on neutral-host, shared infrastructure models to enhance their return on capital.
Our original thesis for investing in data was based on the belief that data infrastructure assets have utility-like characteristics with favorable growth trajectories and play a central role in connecting people, places and objects. The importance of these networks was further reinforced during the pandemic, as access to robust and reliable connectivity became a basic need for performing routine activities such as working from home, remote learning and telemedicine. This was exemplified by our U.K. fiber networks, where average data consumption increased 40% compared to the same period last year.

6 BROOKFIELD ASSET MANAGEMENT

As we expand our operations, we now are reaping the benefits of being one of the largest owners of cell tower portfolios globally, with a contracted base of over 180,000 sites in six countries. In addition, we continue to grow our data center business with approximately 70 sites in 14 countries able to serve the scale and latency requirements of a diverse customer base, and we have fixed and wireless networks serving over 2.5 million residential and enterprise customers.
There are also exciting opportunities embedded within our broader business. Continued adoption of cloud computing is expected to require very substantial incremental data center capacity over the next decade. At the same time, the users and operators of these facilities are focused on achieving their stated carbon reduction targets. We are well positioned to help support these goals. Combining our renewables group activities with our data center offerings could be a game changer for us.
DOUBLING DOWN FOR A RENEWABLE FUTURE
We have been building our renewable power business for the past 25 years, but the technological and manufacturing advances in the solar industry over the past five years may make the next 25 years even more exciting than the past 25. For context, we own approximately $10 billion worth of shares of our renewable partnership, in addition to the fee income that results from our managing renewables investment funds on behalf of our clients. As a result, this is a very meaningful part of our business, and we expect it to become much larger.
Our renewables partnership has a ±$20 billion equity capitalization, and along with other client capital we manage, this backs ±$50 billion of operating assets, a substantial development pipeline, and a depth of expertise across solar, wind and hydro renewable facilities.
Only five years ago we were not investing in solar because of the high cost of construction, subsidies required to enable projects to earn a reasonable return, and technology issues. Today, solar no longer requires subsidies in many countries and is amongst the lowest-cost sources of power globally. As a result, in a very short time we have added 3,000  megawatts of solar to our operations and have an additional 10,000 megawatts under development. To put this in perspective, solar panel costs are now 25% of what they were seven years ago. At that build cost, solar is very competitive in most markets, and it has the added benefit of being the most renewable.
We recently completed the merger of TerraForm Power into Brookfield Renewable on an all-stock basis. TerraForm Power was one of the largest owners of solar globally prior to its bankruptcy in 2016. We acquired approximately 60% of it through a financial restructuring, implemented a new operating plan, and restarted the growth of the business. This has given all TerraForm shareholders, including us, a 35% compound return and over a tripling of value since our involvement with the business began.
More recently, we agreed to acquire a 1,200-megawatt solar development project in Brazil. This is one of the largest solar development projects in the world, and it will require both our development and energy marketing capabilities to bring the project to completion. We should be able to drive down procurement, installation and operating costs to deliver further value over time, which could make this an exceptional investment.
We continue to believe we are in the early innings of significant growth in renewables, and we are doubling down on this. We believe our disciplined cash flow focus and our global operating platform will continue to enable us to generate value from this sector for many years to come. With the growth we foresee, it appears that 10 years from now, solar will likely be the largest sector of our renewables business. That’s quite a change from five years ago, when we weren’t convinced it represented a prudent investment.

Q2 2020 INTERIM REPORT 7

LOW INTEREST RATES MEAN HIGHER VALUATIONS
There is almost no debate that a good portion of the last few months’ stock and bond market reflation has been due to the money pumped into the financial system by governments post-Covid, as well as the oil market collapse. What has been lost in this story is the fact that, contemporaneously, central banks around the globe reduced interest rates to zero. It also appears that interest rates will stay at zero for a good while-and barring a change in the macro environment, rates will stay in a low range for the next five to 10 years. Zero to low rates have great influence regarding the valuations of assets and businesses.
Streams of income that have durability to them will be even more valuable when markets recover, as low interest rates make cash flows from investments such as alternatives even more compelling. Even recently, institutional and retail savers were able to earn ±2% in government bonds, but with all government debt now paying a nil return. Thus, the alternatives of real estate, infrastructure, renewables, private equity and private credit have become even more compelling. It is very likely that long-let property, contracted or regulated infrastructure, long-leased renewables and private credit assets will have higher valuations a year from now than they did a year ago.
As an example, someone who owns an office building that is fully leased to good-quality tenants with rents locked in for the longer term, generating $50 million of cash flow pre-Covid, could take on and service about $700 million of 4% debt and have $22 million cash flow left over for the equity owners. With interest rates dropping, that mortgage is now at approximately 2.25%, meaning the cash flows to the equity have become ±$35 million. The value of the equity on this property was ±$600 million pre‑Covid-and today it’s likely ±$1 billion.
A second example concerns the value of an operating business with stable cash flows. Westinghouse, a company we  own, provides engineering and technology services to owners of nuclear power plants. It has had extremely stable revenues through the last six months, and we expect that to continue in the future. The EBITDA was $600 million pre-Covid (and still produces that), and at a 10 times multiple of cash flow, that business was valued at $6 billion last year. With approximately $3 billion of debt, the equity was approximately $3 billion. Now, with the world searching for returns and this business having proven its resilience, a multiple of 12 to 15 times is potentially more reasonable. If so, the equity of the business is now approximately $4 to $6 billion, suggesting an increase of upwards of $3 billion over its value at the start of this year.
Of course, the above does not apply for assets where the cash flows are uncertain. Although it is also very possible that many of these assets will also receive higher multiples, it may take time for investors to gain confidence in those income streams so that they can be awarded.
CHANGE IS CONSTANT BUT PEOPLE ARE PEOPLE
The world is always changing, and technology advances have changed the world for the good for centuries. Technology in various forms has become more relevant every year and that will only continue. At the end of the day, however, people are social beings and have, for centuries, increasingly chosen to live with others. We do not think that the current situation will reverse the urbanization trend that has been underway for a long time and has only accelerated over the past 25 years.
This has been the trend because people like to be with others, be close to the action, meet new and interesting people, and exchange ideas. Ideas are most often generated face-to-face and spontaneously, not by people communicating from a distance or scheduling appointments. Offices and cities have been designed to ensure that people can meet with others; that offices incubate the culture of a company; and that they are important tools in training and growing younger talent. While we have seen these interactions constrained in the short term, we don’t believe this will alter the long-term trend in any meaningful way.

8 BROOKFIELD ASSET MANAGEMENT

Some have concluded that video conferencing will allow virtually everyone to work from home and, in fact, work from locations away from the cities. That won’t work in the longer term because humans learn from cues picked up by seeing, hearing and being with others. The internet, phone and video can be enhancing tools, but each only works well when combined with face-to-face communication.
The same arguments about distanced working were made when the automobile became ubiquitous, the telephone allowed transcontinental conversations, and the internet enabled online communication. None of these has changed the fact that people favor being in cities and in offices. In fact, quite the opposite has always been true in past. These communication tools historically enhanced great cities and offices rather than supplanting them. We think this will play out the same way this time as well.
We believe video conferencing, like the internet, will allow more people to choose where they work. But contrary to what some say, based on observations of the past, we believe this will only enhance the desirability of large cities-and the offices and other urban spaces in them-and this will increase the concentration of people in major urban centers like New York, London, Shanghai, Sydney, Toronto, São Paulo, Mumbai and others globally. We believe young, entrepreneurial future leaders will continue to gravitate to dynamic energetic cities while using technological advances to augment their experience and productivity.
CLOSING
We remain committed to being a world-class alternative asset manager, and to investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and as a result, higher intrinsic value per share over the longer term.
And do not hesitate to contact any of us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 13, 2020

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

Q2 2020 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	38
Overview	13	Infrastructure	40
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	42
FINANCIAL RESULTS		Residential Development	44
Overview	15	Corporate Activities	45
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	49
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	53
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	54
Summary of Results by Operating Segment	31	Management Representations and Internal Controls	56
Asset Management	32	GLOSSARY OF TERMS	57
Real Estate	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation, Brookfield Business Partners L.P., and Terraform Power, Inc., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this Report include statements referring to the impact of current market or economic conditions on our businesses and the impact of COVID-19 and the global economic shutdown on the market, economic conditions, or our businesses.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics, including COVID-19; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Q2 2020 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 57 for all non-IFRS measures.

12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager with a 120-year history and approximately $550 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit assets. Our $277 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”)1, which is a leading global alternative investment management firm with an expertise in credit.

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.

✓	Disciplined financing approach
We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:

1.	Large-scale capital
We have approximately $550 billion in assets under management and $277 billion in fee-bearing capital.

2.	Operating expertise
We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.

3.	Global presence
We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $277 billion of fee-bearing capital across long-term private funds, perpetual strategies and public securities1, and $29 billion of committed capital that will be fee-bearing when invested. Together with our investment in Oaktree, we have approximately 2,000 unique institutional investors across our private funds business.
Long-term Private Funds – $85 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:

1.	Diversified and long-term base management fees[1] on capital that is typically committed for 10 years with two one-year extension options.

2.
Carried interest[1], which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Perpetual Strategies – $69 billion fee-bearing capital
We manage perpetual capital in our publicly listed affiliates1 BPY1, BEP1, BIP1, BBU1, and TERP1 as well as core and core plus private funds, which can continually raise new capital. On our perpetual strategies, we earn:

1.	Long-term perpetual base management fees, which are based on total capitalization for our listed affiliates and net asset value for our perpetual private funds.

2.
Stable incentive distribution[1] fees which are linked to cash distributions from listed affiliates (BPY, BEP and BIP) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed affiliates target annual distribution growth rates within a range of 5-9%.

3.	Performance fees[1] based on unit price performance (BBU) and carried interest on our perpetual private funds.
Oaktree – $112 billion fee-bearing capital
On September 30, 2019, we purchased approximately 61% of Oaktree and broadened our product offering. Oaktree provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $12 billion fee-bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset values, and performance income based on investment returns.
Invested Capital
We have approximately $45 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 79% of our invested capital is in our listed affiliates (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed affiliates, and in turn, the listed affiliates are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 57.

14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 46 of our 2019 Annual Report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net loss was $1.5 billion in the current quarter, with $656 million attributable to common shareholders ($0.43 per share) and the remaining loss attributable to non-controlling interests. The loss was due primarily to a reduction in the carrying value of retail and hospitality property assets. We experienced significant growth in our asset management results and most of our other operations performed well notwithstanding the impact of the current economic environment.
Businesses across the globe were impacted in the current quarter by the global economic shutdown resulting from efforts to combat the spread of COVID-19 (the “global economic shutdown” or the “economic shutdown”), which was declared a pandemic by the World Health Organization on March 11, 2020. These impacts included interrupting business activities and supply chains, as well as triggering significant volatility in the financial markets. Despite the broad-based economic shutdown and the unprecedented business interruptions, many parts of our business have been deemed essential service providers and continue to operate on a contracted or regulated basis.
Inevitably, certain of our investments have been, or may continue to be, impacted by the economic shutdown. For instance, a few of our investments, such as hospitality and retail have been impacted to date, and as such, we have updated near-term cash flow and valuation assumptions to reflect known conditions as of June 30, 2020. By contrast, amid the market recovery during the quarter, our corporate financial positions have increased in value.
During the second quarter, we benefited from a number of recent acquisitions across our segments, which together contributed $1.8 billion of additional revenues. This was partially offset by the absence of revenues from recent asset sales. When compared to the prior year quarter, the $2.2 billion decrease in consolidated net income and the $1.1 billion decrease in net income attributable to common shareholders were primarily attributable to:

•
a decrease of equity accounted income of $1.6 billion, primarily due to valuation losses across our equity accounted investment properties which were partially offset by income from newly acquired assets since the prior year quarter;

•	a decrease to other income and gains, due to gains on two asset sales that we recorded through net income in the prior year quarter;

•	higher depreciation expense primarily as a result of recent acquisitions;

•	same-store[1] decreases in income at some of our operating businesses, particularly within our Real Estate and Private Equity segments due to the economic shutdown; and

•	valuation losses at our retail and office properties; partially offset by

•	lower interest expense on our borrowings due to a decrease in interest rates partially offset by debts issued for recent acquisitions;

•	an income tax expense of $5 million compared to $239 million in the prior year quarter due to lower taxable income earned in the quarter;

•	one-time transaction gains from a debt restructuring in the Private Equity segment; and

•	contributions from acquisitions over the last twelve months.
Our consolidated balance sheet was negatively impacted by the decrease in foreign currencies relative to the U.S. dollar since December 31, 2019 and our share of valuation losses through equity accounted investments. Total assets also decreased from the sale of the Australian operations of Genesee & Wyoming Inc. (“G&W”)1, a North American rail infrastructure business, and several other held-for-sale assets since year-end, as well as from the decline in fair values of some of our investment properties. This was partially offset by our acquisition of Brand Industrial Holdings Inc. (“BrandSafway”)1, a leading service provider to industrial and commercial facilities, as well as our newly acquired hospitality assets and investment properties.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	Change	2020	2019	Change
Revenues	$12,829	$16,924	$(4,095)	$29,415	$32,132	$(2,717)
Direct costs	(9,446)	(13,385)	3,939	(22,155)	(24,970)	2,815
	3,383	3,539	(156)	7,260	7,162	98
Other income and gains	29	889	(860)	270	921	(651)
Equity accounted income	(631)	1,003	(1,634)	(843)	1,347	(2,190)
Expenses
Interest	(1,715)	(1,833)	118	(3,567)	(3,449)	(118)
Corporate costs	(25)	(23)	(2)	(49)	(49)	—
Fair value changes	(1,153)	(1,398)	245	(1,567)	(1,229)	(338)
Depreciation and amortization	(1,376)	(1,234)	(142)	(2,785)	(2,268)	(517)
Income tax expense	(5)	(239)	234	(369)	(475)	106
Net (loss) income	(1,493)	704	(2,197)	(1,650)	1,960	(3,610)
Non-controlling interests	837	(305)	1,142	701	(946)	1,647
Net (loss) income attributable to shareholders	$(656)	$399	$(1,055)	$(949)	$1,014	$(1,963)
Net (loss) income per share[1]	$(0.43)	$0.24	$(0.67)	$(0.63)	$0.63	$(1.26)

1.	Adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended June 30
Revenues for the quarter were $12.8 billion, a decrease of $4.1 billion compared to the second quarter of 2019, primarily due to:

•	lower volumes from the impact of the global economic shutdown, particularly at Greenergy Fuels Holding Limited (“Greenergy”)[1], a road fuel distribution business;

•	lower revenues at our hospitality assets in our Real Estate segment due to decreased demand as a result of the shutdown; and

•	negative impact of foreign currency due to the strengthening of the U.S. dollar; partially offset by

•	$1.1 billion of additional revenues from acquisitions during the last twelve months, net of the absence of revenues from businesses sold during the same period.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 18 and 19.
Direct costs decreased by 29% or $3.9 billion, more than the 24% decrease in revenues. The decrease primarily relates to:

•	cost saving initiatives across a number of our businesses; and

•	the aforementioned government mandated global economic shutdown on our businesses; partially offset by

•	higher operating costs related to recent acquisitions, net of dispositions and additional costs associated with organic growth initiatives.
Other income and gains of $29 million relate primarily to mark-to-market gains on derivatives within our Infrastructure segment and portfolio premiums recognized on the sale of a U.S. solar asset within our Renewable Power segment.

1.	See definition in Glossary of Terms beginning on page 57.

16 BROOKFIELD ASSET MANAGEMENT

Equity accounted income decreased from a gain of $1.0 billion to a loss $631 million primarily due to:

•	valuation losses at our equity accounted core retail properties as we adjusted certain rental assumptions in light of the economic shutdown; and

•	higher amortization and depreciation in our Infrastructure and Private Equity segments as a result of acquisitions in the last twelve months; partially offset by

•	contributions from Oaktree.
Interest expense decreased by $118 million largely due to lower interest rates on variable debt obligations, partially offset with interest from additional borrowings associated with acquisitions across our portfolio and the funding of growth opportunities.
We recorded fair value losses of $1.2 billion, compared to a loss of $1.4 billion in the prior year quarter, primarily as a result of:

•
valuation losses in our core retail, core office and hospitality portfolios in our Real Estate segment resulting from revised near-term valuation assumptions, as well as provisions within our private equity operations due to the global economic shutdown;

•	other fair value losses comprised of various charges within our infrastructure, renewable power, real estate, and private equity operations; and

•
unrealized losses on financial contracts, primarily attributable to mark-to-market fair value changes on our general market and currency hedges, as well as interest rate and cross-currency swaps; partially offset by

•	a transaction-related gain from a debt restructuring at Cardone Industries, Inc. (“Cardone”)[1], an automotive aftermarket replacement part manufacturer within our Private Equity segment.
Refer to pages 19, 20 and 21 for discussion on fair value changes.
Depreciation and amortization expense increased by $142 million to $1.4 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2019, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $5 million this quarter compared to $239 million in the prior year quarter, primarily as a result of lower taxable income earned in the current quarter.
Six Months Ended June 30
Revenues and direct costs for the first six months of 2020 decreased by $2.7 billion and $2.8 billion, respectively, compared to the same period in 2019 due primarily to the impact of the global economic shutdown and acquisitions over the last twelve months.
Other income and gains in the first six months of 2020 decreased by $651 million compared to the first six months of the prior year. The prior period gain included the sale of a global provider of facilities management services and an executive relocation services business within our Private Equity segment.
Equity accounted income in the first six months of 2020 decreased by $2.2 billion compared to the prior year period as a result of valuation losses at the aforementioned equity-accounted investment properties and higher depreciation and amortization in our Infrastructure and Private Equity segments as a result of recent acquisitions in the past twelve months.
Fair value losses were $1.6 billion for the first six months of 2020, compared to a $1.2 billion loss reported in the prior period. The increase to valuation losses is due to the aforementioned impact of global economic shutdown, partially offset by appraisal gains on certain opportunistic office and manufactured housing assets in our Real Estate segment. The prior period included valuation losses on investment properties in our core retail portfolio and LP investments and impairment and provision charges at our Private Equity segment.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 17

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2020:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIOD ENDED JUN. 30, 2020 (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$95	$(137)	$(93)	$(32)	$237	$(149)	$(204)	$41
Renewable power	94	(17)	(23)	(2)	159	(11)	(55)	(8)
Infrastructure	512	14	(64)	13	1,204	(21)	(162)	8
Private equity and other	1,128	(55)	(517)	14	3,563	(164)	(1,237)	13
	$1,829	$(195)	$(697)	$(7)	$5,163	$(345)	$(1,658)	$54
Acquisitions
Acquisitions over the past year contributed incremental revenues of $1.8 billion in the current quarter. As a result of the associated direct costs and depreciation expense, valuation losses on certain financial asset positions and higher deferred tax expenses, the acquisitions resulted in total net losses of $195 million this quarter.
Real Estate
Recent acquisitions contributed incremental revenues of $95 million and a net loss of $137 million, in the second quarter of 2020. The most significant contributions were from acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”), which added $80 million of revenues and a $97 million net loss. The net loss is largely due to fair value decreases on the newly acquired hospitality assets, resulting from the impact of the economic shutdown.
Renewable Power
Within our Renewable Power segment, recent acquisitions contributed to incremental revenues of $94 million and a net loss of $17 million, primarily as a result of higher asset depreciation caused by the revaluation of our property, plant and equipment at year-end.
Infrastructure
Recent acquisitions contributed incremental revenues of $512 million and a net income of $14 million. This was primarily as a result of G&W acquired in 2019, which contributed incremental revenues and net income of $455 million and $32 million, respectively, and a data distribution operation in New Zealand, which is an equity accounted investment, contributing an incremental net loss of $24 million this quarter due to the aforementioned factors.
Private Equity
The current quarter’s results included impacts from Clarios Global LP (“Clarios”)1, a manufacturer of automotive batteries and Healthscope Limited (“Healthscope”)1, an Australian based healthcare provider, both acquired in the second quarter of 2019, Genworth MI Canada Inc. (“Genworth”)1, a Canadian based mortgage insurance company acquired in the fourth quarter of 2019, and BrandSafway acquired in the first quarter of 2020. These four businesses together contributed $1.1 billion of revenue and a $67 million net loss for the quarter. The net loss is mainly a result of positive contributions more than offset by transaction-related expenses and an impairment charge from a planned closure of a plant in the U.S. for streamlining operations.
The overall contribution to our revenues and net income for the six months ended June 30, 2020 from acquisitions over the past year were revenues of $3.6 billion and a net loss of $164 million, respectively primarily due to the aforementioned acquisitions.
Further details relating to the significant business combinations described above that were completed during the quarter ended June 30, 2020 are provided in Note 4 of the consolidated financial statements.

1.	See definition in Glossary of Terms beginning on page 57.

18 BROOKFIELD ASSET MANAGEMENT

Dispositions
Recent asset sales reduced revenues and net loss by $697 million and $7 million in the current quarter, respectively, and revenues of $1.7 billion and net income of $54 million for the six months ended June 30, 2020. Of the assets sold, those that most significantly impacted the current quarter and six months ended June 30, 2020 results were of our global provider of facilities management services, our executive relocation services business, and North American Palladium Ltd. (“NAP”)1, our palladium mining operations in our Private Equity segment. Our Colombian regulated distribution operation in our Infrastructure segment, as well as Fairfield Residential company and our Manhattan multifamily portfolio in our Real Estate segment also contributed to the change.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	Change	2020	2019	Change
Investment properties	$(797)	$(624)	$(173)	$(679)	$(99)	$(580)
Transaction related gains (losses), net of expenses	224	(174)	398	—	(246)	246
Financial contracts	(64)	(180)	116	94	(225)	319
Impairment and provisions	(325)	(333)	8	(550)	(364)	(186)
Other fair value changes	(191)	(87)	(104)	(432)	(295)	(137)
Total fair value changes	$(1,153)	$(1,398)	$245	$(1,567)	$(1,229)	$(338)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	Change	2020	2019	Change
Core office	$(223)	$223	$(446)	$(144)	$506	$(650)
Core retail	(526)	(815)	289	(808)	(821)	13
LP investments and other	(48)	(32)	(16)	273	216	57
	$(797)	$(624)	$(173)	$(679)	$(99)	$(580)
We discuss the key valuation inputs of our investment properties on page 55.
As a result of the ongoing global economic shutdown, we believe uncertainty remains with respect to certain input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime and rental growth assumptions in the near-term.
Core Office
Valuation losses of $223 million primarily relate to:

•	near-term decrease to rental growth assumptions and a reduction in speculative leasing and longer downtime between leases; and

•	delayed capital expenditures and tenant-specific credit loss assumptions; partially offset by

•	a gain attributed to a decrease in capitalization rates in the U.K. market to align with recent market comparables.
Valuation gains of $223 million in the prior year quarter were primarily attributable to higher market rent assumptions on several U.K. development properties as they near completion and a compression of capitalization rates in our Australian properties.
The six-month valuation losses are mainly due to the losses mentioned above, partially offset by a gain from meeting certain development milestones for a property in our Toronto portfolio in the prior quarter.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 19

Core Retail
Valuation losses in the current quarter were $526 million due to a number of assumptions being updated to reflect the current environment. We completed a cash flow reforecast for the near and mid-term, on a space-by-space basis, and updated growth and market leasing assumptions. In addition, we also revised discount rates where appropriate. The valuations reflected the latest negotiated lease agreements, vacancy reserves, downtime, retention assumptions and capital costs.
Our prior year quarter had losses of $815 million reflecting updated cash flow assumptions and valuation metrics, agreed upon by an independent third party.
The six-month losses are due to aforementioned changes in cash flow assumptions.
LP Investments and Other
Valuation losses of $48 million relate primarily to:

•	updated assumptions on our opportunistic retail assets and office assets to reflect the lower near-term cash flow assumptions as a result of the economic shutdown; partially offset by

•	a valuation gain at certain assets within our Fairfield multifamily business.
In the prior year quarter, valuation losses of $32 million were primarily related to losses in our retail portfolio as a result of updated cash flow assumptions, partially offset by capitalization rate compression, leading to fair value gains in our student housing portfolio.
The six-month gains are mainly due to rate compression of terminal capitalization and discount rates within our office portfolios in South Korea, India and U.K., as well as directly held gains related to consolidated assets within our BSREP III portfolio.
Transaction Related Gains, Net of Expenses
Transaction related gains, net of expenses, totaled $224 million for the quarter. This was primarily related to a net gain from debt restructuring at an operating company within our Private Equity segment and the settlement of a forward sale of opportunistic properties in our Real Estate segment.
The prior year quarter transaction related expenses primarily relate to deal costs in our Private Equity and Real Estate segments.
Year-to-date losses related to expenses from the loss associated with the early redemption of debt at our Corporate, Residential, Infrastructure and Real Estate segments, which was refinanced at lower interest costs that we will benefit from in future periods. This was offset by the aforementioned gains.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The loss this quarter of $64 million is primarily attributable to mark-to-market fair value changes on our general market and currency hedges, interest rate and cross currency swaps in our corporate, infrastructure, renewable power, and real estate business, partially offset by the valuation gain on our toehold positions in our private equity business.
Unrealized losses in the prior year quarter primarily relate to foreign exchange losses on some of our cross-currency swaps and losses on forward swaps due to decreases in interest rates.
Year-to-date financial contract gains relate to mark-to-market movements on aforementioned general market and currency hedges, interest rate and cross currency swaps in our corporate, infrastructure, renewable power, and real estate business and gains on our toehold positions in our private equity business.
Impairment and Provisions
Impairment and provision expense for the quarter of $325 million is related to the impact of the economic shutdown on our operating businesses within our Private Equity segment and hospitality assets in our Real Estate segment.
The year-to-date impairment and provision expenses relate to the aforementioned economic shutdown on our operating businesses within our Private Equity segment and hospitality assets in our Real Estate segment.

20 BROOKFIELD ASSET MANAGEMENT

Other Fair Value Changes
Other fair value losses of $191 million were reported for the quarter. Included in this balance are various charges at our Infrastructure, Renewable Power, Real Estate, and Private Equity segments.
Income Taxes
We recorded an aggregate income tax expense of $5 million in the current quarter (2019 – $239 million), including current tax expenses of $101 million (2019 – $232 million) and deferred tax recovery of $96 million (2019 – expense of $7 million).
The decrease in income tax expense reflects the lower level of taxable income earned in the quarter. The decrease in the effective income tax rate is primarily attributed to valuation losses in our Real Estate segment, which are subject to different global tax rates. This contributed to a reduction of our effective tax rate of 25% in the current quarter. Partially offsetting this reduction is the impact of a debt restructuring in our Private Equity segment, which contributed to an 8% increase in our effective tax rate.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2020	2019	Change	2020	2019	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	—	(8)	8	(5)	(6)	1
Change in tax rates and new legislation	—	(3)	3	(13)	(1)	(12)
Taxable income attributed to non-controlling interests	(3)	(12)	9	4	(5)	9
International operations subject to different tax rates	(25)	2	(27)	(41)	—	(41)
Recognition of deferred tax assets	8	4	4	10	(1)	11
Non-recognition of the benefit of current year’s tax losses	(3)	10	(13)	(6)	5	(11)
Other	(3)	6	(9)	(4)	2	(6)
Effective income tax rate	—%	25%	(25)%	(29)%	20%	(49)%
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 3% in the current quarter.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.

Q2 2020 INTERIM REPORT 21

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2020 and December 31, 2019:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	Change
Assets
Investment properties	$96,887	$96,686	$201
Property, plant and equipment	86,067	89,264	(3,197)
Equity accounted investments	39,213	40,698	(1,485)
Cash and cash equivalents	9,523	6,778	2,745
Accounts receivable and other	17,140	18,469	(1,329)
Intangible assets	25,117	27,710	(2,593)
Goodwill	13,816	14,550	(734)
Other assets	28,672	29,814	(1,142)
Total assets	$316,435	$323,969	$(7,534)
Liabilities
Corporate borrowings	$8,051	$7,083	$968
Non-recourse borrowings of managed entities	136,362	136,292	70
Other non-current financial liabilities	24,528	23,997	531
Other liabilities	36,428	39,751	(3,323)
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	78,996	81,833	(2,837)
Common equity	27,925	30,868	(2,943)
Total equity	111,066	116,846	(5,780)
	$316,435	$323,969	$(7,534)
June 30, 2020 vs. December 31, 2019
Total assets decreased by $7.5 billion since December 31, 2019 to $316.4 billion as at June 30, 2020. The decrease is driven by foreign currency translation, as most major currencies in which we do business depreciated against the U.S. dollar, asset amortization and depreciation, as well as net losses recognized year to date. This was partially offset by recently completed business combinations and asset acquisitions, net of disposals, which added $5.6 billion of total assets. We provide an overview of the impact on foreign currency translation on pages 25 and 26.
Investment properties consist primarily of the company’s real estate assets. The balance as at June 30, 2020 increased by $201 million, primarily due to:

•	additions of $2.9 billion, mainly through enhancement or expansion of properties through capital expenditures and the purchase of investment properties; partially offset by

•	the negative impact of foreign currency translation of $1.5 billion;

•	asset sales and reclassifications to assets held for sale of $535 million, including multiple investment properties held within our flagship funds and a North American office property; and

•	net valuation losses of $679 million, driven by revaluations of our retail and office portfolios.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.

22 BROOKFIELD ASSET MANAGEMENT

PP&E decreased by $3.2 billion primarily as a result of:

•	the negative impact of foreign currency translation of $3.8 billion across all our businesses; and

•	depreciation and valuation changes of $2.7 billion for the six months; partially offset by

•	net additions and acquisitions of $3.2 billion primarily related to capital expenditures across our operating segments and the acquisition of European solar assets within our Renewable Power segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Equity accounted investments decreased from $40.7 billion as at December 31, 2019 to $39.2 billion in the current quarter, mainly due to:

•	the negative impact of $1.7 billion in foreign currency translation due to the strength of the U.S. dollar relative to all of our major foreign currencies;

•	our proportionate share of $1.2 billion of comprehensive loss, primarily as a result of valuations on our real estate investments; and

•	distributions and return of capital received of $525 million; partially offset by

•	net additions of $1.9 billion, particularly our $1.3 billion acquisition of BrandSafway in the prior quarter in our Private Equity segment.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $2.7 billion as at June 30, 2020 compared to the prior year-end primarily due to timing of cash flows at quarter-end as cash was held from capital called due to pending acquisitions, the issuance of debt, and the secondary offering of LP units in BEP. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Decreases of $2.6 billion and $734 million in our intangible assets and goodwill balances, respectively, are related to the impact of foreign currency translation, depreciation, and purchase price adjustments on acquisitions completed in our Private Equity segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The decrease of $1.1 billion is primarily a result of:

•
a decrease in assets held for sale of $3.0 billion, primarily due to the sale of G&W’s Australian assets and Empresa de Energia de Boyaca S.A. (“EBSA”)[1], our Colombian regulated distribution operation, within our Infrastructure segment in the prior quarter; and

•	the sale of investment properties and reclassification of an investment property back into equity accounted investments within our Real Estate segment; partially offset by

•	a $1.9 billion increase in other financial assets primarily due to toehold and credit-related investments in our Real Estate and Infrastructure segments.
Corporate borrowings increased by $968 million due to a $600 million 30-year note issuance and $750 million 10-year note issuance during the first and second quarter, respectively. This was partially offset by a repayment of a $251 million (C$350 million) note in the first quarter and the impact of foreign exchange.
Non-recourse borrowings of managed entities increased by $70 million as a result of:

•	an increase in subsidiary borrowings in our Private Equity, Infrastructure, Real Estate, and Residential segments; and

•	net draws on the BSREP III subscription facility to fund new acquisitions.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 23

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased by $462 million, primarily due to the aforementioned acquisitions and higher insurance liabilities. Please see Note 6 of the consolidated financial statements for further information.
The decrease of other liabilities of $3.3 billion is primarily attributable to the derecognition of held for sale liabilities upon the sale of certain assets during the first quarter and a decrease of current accounts payable at Greenergy.
Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)
Common equity, beginning of period	$30,868
Changes in period
Net loss attributable to shareholders	(949)
Common dividends	(363)
Preferred dividends	(71)
Other comprehensive loss	(1,484)
Share repurchases, net of issuances	(190)
Ownership changes and other	114
(2,943)
Common equity, end of period	$27,925
Common equity decreased by $2.9 billion to $27.9 billion during the six months of 2020. The change includes:

•
other comprehensive loss of $1.5 billion due to our foreign investments being impacted by foreign currency translation, as most currencies that we operate in depreciated against the U.S. dollar since the fourth quarter of last year, in particular the Brazilian real and the Colombian peso. These losses were partially offset by our hedging activity. However, we typically do not hedge our exposure to the Brazilian real and the Colombian peso. As a result, foreign currency loss, net of hedges, resulted in a $1.3 billion loss within our other comprehensive income. The remaining $213 million of losses primarily relates to mark-to-market movement on cash flow hedges held in our Real Estate, Infrastructure and Private Equity segments;

•	net loss attributable to shareholders of $949 million;

•	distributions of $434 million to shareholders as common and preferred share dividends; and

•
share repurchases, net of issuances and vesting, of $190 million, primarily related to the repurchase of 5.5 million Class A Limited Voting Shares (“Class A shares”) for the first six months of the year; partially offset by

•
ownership changes and other of $114 million, primarily relate to dilution gains from partial sales of businesses, in which we continue to consolidate in our financial results. These gains were partially offset by an accretion loss on the privatization of Altera Infrastructure L.P. (“Altera”)[1], a global service provider to the offshore oil production industry.

1.	See definition in Glossary of Terms beginning on page 57.

24 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Brookfield Property Partners L.P.	$27,156	$29,165
Brookfield Renewable Partners L.P.	12,307	13,321
Brookfield Infrastructure Partners L.P.	16,948	20,036
Brookfield Business Partners L.P.	7,866	8,664
Other participating interests	14,719	10,647
	$78,996	$81,833
Non-controlling interests decreased by $2.8 billion during the six-month period, primarily due to:

•
comprehensive loss attributable to non-controlling interests which totaled $5.0 billion; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments depreciated against the U.S. dollar, in particular the Brazilian real and Colombian peso;

•	$3.5 billion of distributions to non-controlling interests; and

•	ownership changes decrease attributable to non-controlling interests of $1.2 billion; partially offset by

•	net equity issuances to non-controlling interests totaling $6.9 billion.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

				Average Rate
AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE PERIODS ENDED JUN. 30	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Australian dollar	0.6903	0.7018	(2)%	0.6578	0.7002	(6)%	0.6580	0.7064	(7)%
Brazilian real[1]	5.4765	4.0306	(26)%	5.3850	3.9216	(27)%	4.9257	3.8447	(22)%
British pound	1.2401	1.3255	(6)%	1.2416	1.2853	(3)%	1.2607	1.2939	(3)%
Canadian dollar	0.7366	0.7699	(4)%	0.7220	0.7476	(3)%	0.7335	0.7498	(2)%
Colombian peso[1]	3,758.1	3,287.2	(13)%	3,843.0	3,240.6	(16)%	3,697.3	3,187.3	(14)%

1.	Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2019 for all of our significant non-U.S. dollar investments.

Q2 2020 INTERIM REPORT 25

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2020	2019	2020	2019
Australian dollar	$785	$(61)	$(126)	$(35)
Brazilian real	(657)	207	(3,770)	141
British pound	(6)	(241)	(731)	(46)
Canadian dollar	381	149	(561)	295
Colombian peso	351	(83)	(532)	54
Other	163	149	(486)	167
Total cumulative translation adjustments	1,017	120	(6,206)	576
Currency hedges[1]	(585)	(81)	1,406	(262)
Total cumulative translation adjustments net of currency hedges	$432	$39	$(4,800)	$314
Attributable to:
Shareholders	$48	$(54)	$(1,271)	$13
Non-controlling interests	384	93	(3,529)	301
	$432	$39	$(4,800)	$314

1.
Includes deferred income tax recovery of $9 million for the three months ended June 30, 2020 (2019 – expense of $6 million) and expense of $57 million for six months ended June 30, 2020 (2019 – recovery of $3 million).

The foreign currency translation of our equity, net of currency hedges, for the three and six months ended June 30, 2020 generated a gain of $432 million and a loss of $4.8 billion, respectively. The gain that was generated during the current quarter was largely due to a recovery in the Australian and Canadian dollar. The gain was partially offset by the loss on the depreciation of the Brazilian real. The loss generated for the six months period was attributable to lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real.
We do not typically hedge the Brazilian real, Colombian peso or other currencies in emerging markets due to the high cost associated with these contracts.

26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2020, 2019 and 2018, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2020	2019	2018
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.24	$0.21	$0.20
Class A Preferred Shares
Series 2	0.21	0.26	0.23
Series 4	0.21	0.26	0.23
Series 8	0.31	0.37	0.33
Series 9	0.25	0.26	0.27
Series 13	0.21	0.26	0.23
Series 15	0.18	0.25	0.19
Series 17	0.44	0.44	0.46
Series 18	0.44	0.44	0.46
Series 24	0.28	0.28	0.29
Series 25[3]	0.36	0.37	0.32
Series 26	0.32	0.32	0.34
Series 28	0.25	0.26	0.27
Series 30	0.43	0.44	0.46
Series 32[4]	0.46	0.47	0.44
Series 34[5]	0.41	0.40	0.41
Series 36	0.44	0.45	0.47
Series 37	0.45	0.46	0.48
Series 38[6]	0.37	0.41	0.43
Series 40[7]	0.37	0.42	0.44
Series 42	0.41	0.42	0.44
Series 44	0.46	0.47	0.49
Series 46	0.44	0.45	0.47
Series 48	0.44	0.45	0.46

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Adjusted to reflect three-for-two stock split effective April 1, 2020.

3.	Dividend rate reset commenced the last day of each quarter.

4.	Dividend rate reset commenced September 30, 2018.

5.	Dividend rate reset commenced March 31, 2019.

6.	Dividend rate reset commenced March 31, 2020.

7.	Dividend rate reset commenced September 30, 2019.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q2 2020 INTERIM REPORT 27

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2020		2019				2018
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$12,829	$16,586	$17,819	$17,875	$16,924	$15,208	$16,006	$14,858
Net (loss) income	(1,493)	(157)	1,638	1,756	704	1,256	3,028	941
Net (loss) income to shareholders	(656)	(293)	846	947	399	615	1,884	163
Per share[1]
– diluted	$(0.43)	$(0.20)	$0.50	$0.61	$0.24	$0.39	$1.25	$0.07
– basic	(0.43)	(0.20)	0.51	0.62	0.25	0.39	1.27	0.07

1.	Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2020		2019				2018
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$(1,153)	$(414)	$4	$394	$(1,398)	$169	$257	$132
Income taxes	(5)	(364)	(200)	180	(239)	(236)	884	(144)
Net impact	$(1,158)	$(778)	$(196)	$574	$(1,637)	$(67)	$1,141	$(12)

28 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
In the second quarter of 2020 our revenues decreased in comparison to the prior quarter, due to the impact of the economic shut down for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.

•
The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.

•
In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.

•
In the third quarter of 2019, revenues increased from a full quarter contribution from Clarios and Healthscope, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.

•
In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.

•
In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from Brookfield Property REIT Inc. (“BPYU”)[1] following the privatization of GGP, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter of 2018 primarily due to recent acquisitions across all segments, including the privatization of BPYU, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the BPYU privatization, more than offset the increase in revenues.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 29

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed affiliates: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 57.

30 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Asset Management	$743	$610	$133	$355	$400	$(45)	$4,950	$4,927	$23
Real Estate	1,856	2,569	(713)	89	316	(227)	17,825	18,781	(956)
Renewable Power	1,035	1,032	3	566	69	497	4,398	5,320	(922)
Infrastructure	2,097	1,806	291	84	62	22	2,336	2,792	(456)
Private Equity	7,391	10,845	(3,454)	137	326	(189)	3,494	4,086	(592)
Residential Development	447	594	(147)	(11)	18	(29)	2,503	2,859	(356)
Corporate Activities	88	122	(34)	(59)	(83)	24	(7,581)	(7,897)	316
Total segments	$13,657	$17,578	$(3,921)	$1,161	$1,108	$53	$27,925	$30,868	$(2,943)

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $13.7 billion and $1.2 billion in the current quarter of 2020 compared to $17.6 billion and $1.1 billion in the prior period, respectively. FFO includes realized disposition gains of $473 million in 2020, compared to $303 million in the prior year quarter. Excluding disposition gains, FFO decreased by $117 million from the prior year quarter.
Revenues decreased primarily due to the impact of the global economic shutdown, particularly within our Real Estate and Private Equity segments, as well as the absence of contribution from assets sold during the last twelve months. These decreases were partially offset by our acquisition of an interest in Oaktree during the third quarter of 2019 as well as recent acquisitions within our Private Equity and Infrastructure segments.
The decrease to FFO, excluding disposition gains, is primarily a result of:

•	lower occupancy at hospitality assets, lower rent collections at our core retail portfolio and the absence of a one-time performance fee earned on development assets in our Real Estate segment;

•	reduced generation in our North American hydro portfolio;

•	lower same-store results at our Private Equity segment’s industrial operations as sales volumes were negatively impacted by the economic shutdown;

•	slowdown in sales at our residential homebuilding business;

•	negative impact of foreign currency exchange; and

•	a decrease in realized carried interest[1], net of direct costs, to $31 million for the quarter, compared to $137 million recognized in the prior period; partially offset by

•	increased fee-related earnings[1] in our Asset Management segment where we benefited from fees earned on new capital raised across our existing and new fund strategies and contributions from Oaktree;

•	contributions from recent acquisitions, net of the impact of asset sales;

•
improved same store results at Norbord Inc. (“Norbord”)[1], one of the world’s largest producers of oriented strand board, as we benefited from a recovery in pricing and reduced losses from our energy contracts; and

•	contributions from our financial assets portfolio as we benefited from a significant recovery in public markets during the current quarter.
We recognized $473 million of disposition gains during the quarter. The gain is largely from the secondary offering of BEP units at our renewable power operation.
Common equity decreased by $2.9 billion since year-end to $27.9 billion primarily from comprehensive losses, dividends paid, and share buybacks. Comprehensive loss included $1.3 billion from unrealized losses on foreign currency translation as most currencies depreciated relative to the U.S. dollar. This was partially offset by a gain on the sale of BEP units in the current quarter and an accretion gain from the purchase of BPY shares at a discount to book value in the first quarter of 2020.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 31

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Oaktree	Public Securities	Total 2020	Total 2019
Real estate	$28,795	$18,147	$—	$—	$46,942	$56,056
Renewable power	11,695	22,842	—	—	34,537	33,520
Infrastructure	29,466	23,531	—	—	52,997	54,220
Private equity	14,664	4,681	—	—	19,345	20,710
Oaktree	—	—	111,688	—	111,688	110,349
Diversified	—	—	—	11,693	11,693	14,957
June 30, 2020	$84,620	$69,201	$111,688	$11,693	$277,202	n/a
December 31, 2019	$85,825	$78,681	$110,349	$14,957	n/a	$289,812
Fee-bearing capital increased by $13.3 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Oaktree	Public Securities	Total
Balance, March 31, 2020	$87,383	$63,048	$102,642	$10,787	$263,860
Inflows	285	549	5,847	968	7,649
Outflows	—	—	(1,214)	(1,293)	(2,507)
Distributions	(2)	(1,234)	(201)	—	(1,437)
Market valuation	(12)	6,367	3,843	1,236	11,434
Other	(3,034)	471	771	(5)	(1,797)
Change	(2,763)	6,153	9,046	906	13,342
Balance, June 30, 2020	$84,620	$69,201	$111,688	$11,693	$277,202
Long-term private fund fee-bearing capital decreased by $2.8 billion since the prior quarter, primarily due to:

•
$3.0 billion of other movement primarily related to uninvested capital in two flagship funds that ended their investment periods during the quarter. However, this capital will become fee-earning again once it is deployed; partially offset by

•
$0.3 billion of inflows, including $0.1 billion of capital invested in our latest infrastructure debt fund, as well as an additional $0.2 billion of co-investment capital within our infrastructure and renewable energy strategies.

Perpetual strategy fee-bearing capital increased by $6.2 billion since the prior quarter, due to:

•	an increase of $6.4 billion from market valuation as a result of partial recoveries of our listed affiliates’ prices from the end of the previous quarter; and

•	$0.5 billion of inflows relating to capital market issuances at BIP and BEP; partially offset by

•	$1.2 billion of distributions, including quarterly distributions paid to the investors of our listed affiliates, as well as redemptions made by investors in our core and core plus perpetual funds.
Oaktree fee-bearing capital increased by $9.0 billion, due to:

•	$5.8 billion of capital raised and/or invested across various Oaktree strategies;

•	$3.8 billion of market valuation recoveries since the prior quarter, reflecting the positive fair value increases in funds whose management fees are based on the net asset values of the funds; and

32 BROOKFIELD ASSET MANAGEMENT

•	$0.8 billion of other movements primarily relate to positive fair value changes in the fee-bearing capital managed by an affiliate of Oaktree; partially offset by

•	$1.2 billion of outflows within open-end and evergreen funds.
Public securities capital increased by $0.9 billion, due to:

•	an increase of $1.2 billion from market valuation; and

•	$1.0 billion of fund inflows; partially offset by

•	$1.3 billion of redemptions, primarily within our real estate and natural resources public funds and separately managed accounts.
We have an additional $29 billion of committed capital that does not currently earn fees but will generate fees once deployed.
Carry Eligible Capital1
Carry eligible capital was $121.8 billion as at June 30, 2020 (March 31, 2020 –$120.0 billion). Capital raised in the first close of our second vintage infrastructure debt fund was partially offset by uninvested capital in two flagship funds that ended their investment periods during the quarter. This uninvested capital will become carry eligible again once it is deployed.
As at June 30, 2020, $80.7 billion of carry eligible capital was deployed (March 31, 2020 – $76.6 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $41.1 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2020 – $43.4 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO
	Ref.	2020	2019	2020	2019
Fee-related earnings	i	$667	$420	$324	$263
Realized carried interest	ii	76	190	31	137
Asset management FFO		$743	$610	$355	$400

Unrealized carried interest
Generated				$(172)	$20
Foreign exchange				(2)	8
				(174)	28
Less: direct costs				13	(8)
Unrealized carried interest, net	iii			(161)	20
Less: unrealized carried interest not attributable to BAM				(5)	—
				$(166)	$20

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 33

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2020	2019
Fee revenues
Base management fees	$591	$351
Incentive distributions	76	64
Transaction and advisory fees	—	5
	667	420
Less: direct costs	(315)	(157)
	352	263
Less: fee-related earnings not attributable to BAM	(28)	—
Fee-related earnings	$324	$263
Fee-related earnings increased by $61 million at our share, mainly due to higher base management fees and incentive distributions earned during the quarter, partially offset by increased direct costs.
Base management fees increased by $240 million to $591 million, a 68% increase from 2019. The increase is broken down as follows:

•	$218 million increase in fees related to Oaktree acquired in September 2019, or $134 million at our share;

•
$18 million increase in long-term private fund fees, primarily due to third-party commitments raised over the last twelve months, including $5 billion for our latest flagship infrastructure and private equity funds; and

•
$15 million increase in perpetual strategies, as a result of increased capitalization from higher unit prices at BEP and BIP, as well as new capital raised and deployed in our perpetual private fund strategies; partially offset by

•	$11 million decrease in our public securities fees due to a decrease in fee-bearing capital mainly due to the impact of market valuations over the last twelve months.
Incentive distributions from BIP, BEP and BPY increased by $12 million to $76 million, a 19% increase from 2019. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Excluding Oaktree, direct costs increased $13 million or 8% from the prior year quarter as we continue to build our organization to support our current and future growth.
The margin on our fee-related earnings, including our 61.6% share of Oaktree’s fee-related earnings, was 56% in the current quarter (2019 – 63%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 53% in the current quarter. The Brookfield margin on a standalone basis was 62% for the quarter, a decrease from the prior period margin of 63% as a result of the absence of one-time catch-up and transaction fees compared with the prior year quarter.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $31 million of carried interest, net of direct costs (2019 – $137 million). Realizations during the quarter were mainly attributable to distributions within Oaktree funds, along with our real estate multi-family and perpetual strategy funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.

34 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2020			2019
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$3,584	$(1,288)	$2,296	$2,699	$(810)	$1,889
In-period change
Unrealized in period	(172)	13	(159)	20	(6)	14
Foreign currency revaluation	(2)	—	(2)	8	(2)	6
	(174)	13	(161)	28	(8)	20
Less: realized	(76)	31	(45)	(190)	53	(137)
	(250)	44	(206)	(162)	45	(117)
Accumulated unrealized, end of period	3,334	(1,244)	2,090	2,537	(765)	1,772
Oaktree carried interest not attributable to BAM shareholders	(402)	212	(190)	—	—	—
Accumulated unrealized, end of period, net	$2,932	$(1,032)	$1,900	$2,537	$(765)	$1,772
Unrealized carried interest in the current quarter before foreign exchange and associated costs, decreased by $172 million, mainly due to asset revaluations in our flagship real estate funds. The negative generation reflects subsets of these funds that are more immediately impacted by the current environment, such as hospitality assets which do not make up a significant component of our real estate funds. For these assets we have updated our discounted cash flow models to reflect the near to medium-term impact to cash flows, assuming a gradual recovery towards more normalized levels beginning in 2021. Given the nature of our investments we have not changed our view of intrinsic value and have therefore largely not adjusted discount rates or terminal value assumptions. This decrease was partially offset by modest increases in our flagship infrastructure, infrastructure debt and Oaktree funds, as a result of fair value uplifts and increased public mark-to-market valuations.
The remainder of our portfolio is defensive in nature, with many critical service assets or businesses that have contracted, leased or regulated cash flows, and therefore, it has been resilient in the current market environment.
Accumulated unrealized carried interest totaled $2.9 billion at June 30, 2020. We estimate that approximately $1.0 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $0.9 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

Q2 2020 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Property Partners
Equity units[1]	i	$1,437	$2,024	$87	$176	$14,407	$15,770
Preferred shares		—	2	—	2	16	16
		1,437	2,026	87	178	14,423	15,786
Other real estate investments	ii	419	543	12	18	3,402	2,995
Realized disposition gains	iii	—	—	(10)	120	—	—
		$1,856	$2,569	$89	$316	$17,825	$18,781

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 87.1 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPYU Class A shares, together representing an effective economic interest of 56% of BPY. See “Economic ownership interest” in the Glossary of Terms beginning on page 57.

Revenues from our real estate operations decreased by $713 million as the benefits of acquisitions were more than offset by the decrease in revenue due to the global economic shutdown. FFO was further impacted by a one-time fee earned in the prior year quarter within our core office portfolio. This was partially offset by lower interest expense during the quarter, lower management fees paid as well as our increased ownership interest in BPY.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2020	2019
Core office	$126	$187
Core retail	140	170
LP investments	(8)	79
Corporate	(80)	(101)
Attributable to unitholders	178	335
Non-controlling interests	(77)	(151)
Segment reallocation and other[1]	(14)	(8)
Brookfield’s interest	$87	$176

1.
Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.

BPY’s FFO for the quarter was $178 million, of which our share was $87 million, compared to $176 million in the prior year quarter.

36 BROOKFIELD ASSET MANAGEMENT

Core Office
FFO decreased by $61 million to $126 million primarily due to:

•	the absence of a one-time performance fee earned at Five Manhattan West in the prior year quarter;

•	the impact of the recent economic shutdown, which decreased parking income and revenues from certain retail tenants in our office portfolio; and

•	net disposition activity over the last twelve months as well as foreign currency translation; partially offset by

•	lower interest expense.
Core Retail
FFO decreased by $30 million from the prior year quarter to $140 million as a result of:

•	mall closures due to the economic shutdown, which lowered revenue; partially offset by

•	additional tuck-in interests acquired in malls throughout the U.S. over the last twelve months.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $87 million from the prior year quarter due to closures and reduced occupancy in our hospitality properties as a result of the economic shutdown as well as the negative impact of foreign exchange.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $80 million decreased from the prior year quarter due to lower asset management fees resulting from a decline in year-over-year market capitalization as well as lower interest cost from decreased borrowings and interest rates.

ii.	Other Real Estate Investments
FFO was $12 million in the current quarter, $6 million lower than the prior year quarter primarily due to losses in our hospitality assets within our directly held investment in the BSREP III fund as a result of the shutdown. This was partially offset by a decrease in interest expense due to lower interest rates.

iii.	Realized Disposition Gains
Realized disposition losses of $10 million primarily relate to the sale of investment properties in our LP investments portfolio.
Disposition gains of $120 million in the prior year quarter primarily relate to:

•	a directly held residential management services company, contributing a net gain of $101 million; and

•	a number of multifamily and other opportunistic properties.
Common Equity
Common equity in our Real Estate segment decreased to $17.8 billion as at June 30, 2020 from $18.8 billion as at December 31, 2019. Contribution from FFO, increase in our equity interest with accretion gains in the prior quarter, as well as capital contributions to our BSREP III fund, were more than offset by valuation losses as a result of the global economic shutdown, distributions and share cancellations made during the first six months of 2020.

Q2 2020 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Renewable Partners[1,2]	i	$1,056	$1,086	$118	$132	$3,867	$4,810
Energy contracts	ii	(21)	(54)	(35)	(67)	531	510
Realized disposition gains	iii	—	—	483	4	—	—
		$1,035	$1,032	$566	$69	$4,398	$5,320

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 45.8 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 57% of BEP. Segment revenues at BEP include $307 million (2019 – $269 million) revenue from TERP.

2.
On July 30, 2020, we completed the special distribution of Class A exchangeable subordinate voting shares of Brookfield Renewable Corporation (“BEPC”). Each BEP unitholder of record as of July 27, 2020 received one class A exchangeable subordinate voting share of BEPC for every four BEP units held. Dilution impact was immaterial.

Compared to the prior year quarter, revenues and FFO excluding realized disposition gains generated by our renewable power operations increased by $3 million and $18 million, respectively. This was primarily due to a lower deficit from energy contracts as a result of favorable hedges and lower generation sold at a deficit, partially offset by lower generation at BEP as a result of hydrology conditions in New York and Colombia.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	2020	2019	2020	2019	2020	2019
Hydroelectric	4,932	6,061	5,448	5,450	$193	$226
Wind	1,157	1,164	1,399	1,364	48	39
Solar	376	287	462	295	37	27
Storage and other	87	90	—	—	8	7
Corporate	—	—	—	—	(54)	(69)
Attributable to unitholders	6,552	7,602	7,309	7,109	232	230
Non-controlling interests and other[2]					(103)	(98)
Segment reallocation[3]					(11)	—
Brookfield’s interest					$118	$132

1.	Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 57.

2.	Includes incentive distributions paid to Brookfield of $15 million (2019 – $12 million) as the general partner of BEP.

3.
Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.

BEP’s FFO for the second quarter of 2020 was $232 million, of which our share was $118 million, compared to $132 million in the prior year quarter. Generation for the quarter totaled 6,552 GWh, 10% below the long-term average (“LTA”)1. This represents a 14% decrease compared to the prior year quarter.

1.	See definition in Glossary of Terms beginning on page 57.

38 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
The primary contributors to the $33 million decrease in FFO were:

•	decrease in North American FFO as a result of lower realized pricing and generation; and

•	lower generation in Colombia and the impact of foreign currency translation; partially offset by

•	cost-reduction initiatives, higher contracted pricing as a result of inflation indexation and re-contracting initiatives.
Wind
Wind operations’ FFO increased by $9 million to $48 million due to:

•	cost-reduction initiatives in our North American, European and Brazilian operations; partially offset by

•	lower generation at our North American and European operations; and

•	impact of foreign currency translation.
Solar
FFO from our solar operations was $10 million higher than the prior year quarter as a result of growth in our portfolio and the expansion of our distributed generation business within TerraForm Power, Inc. (“TERP”)1, partially offset by the sale of our non-core solar assets and lower realized market prices.
Storage and Other
FFO from our storage and other activities were largely consistent with the prior year quarter. Lower realized capacity prices in the United States were partially offset by higher ancillary revenues at our storage facility in the United Kingdom.
Corporate
The corporate FFO deficit decreased by $15 million as a result of an increase in realized investment income, partially offset by an increase in management fees due to the growth of our business.

ii.	Energy Contracts
During the quarter, we purchased 831 GWh (2019 – 1,329 GWh) from BEP at $79 per MWh (2019 – $78 per MWh) and sold the purchased generation at a higher average selling price of $37 per MWh (2019 – $28 per MWh). As a result, we incurred an FFO deficit of $35 million compared to a deficit of $67 million in the prior year quarter.

iii.	Realized Disposition Gains
Disposition gains of $483 million for the quarter relate to the sale of approximately 10 million LP units of BEP for gross proceeds of $479 million as well as $4 million from the sale of certain of our solar assets.
Prior year quarter disposition gains relate to the sale of European non-core wind assets.
Common Equity
Common equity in our Renewable Power segment decreased to $4.4 billion as at June 30, 2020 from $5.3 billion as at December 31, 2019. The contribution from FFO was more than offset by the foreign exchange impact from invested capital denominated in foreign currencies, depreciation and distributions paid to investors. Our renewable PP&E is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. Our critical estimates and assumptions underlying the valuation of PP&E have not changed materially as a result of the global economic shutdown. Refer to Part 5 for discussions.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Infrastructure Partners[1]	i	$2,004	$1,735	$81	$88	$1,794	$2,141
Sustainable resources and other	ii	93	71	3	4	542	651
Realized disposition gains	iii	—	—	—	(30)	—	—
		$2,097	$1,806	$84	$62	$2,336	$2,792

1.
Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units of BIP LP, as well as 13.8 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 30% of BIP.

Revenues generated by our Infrastructure segment increased by $291 million compared to the prior year quarter. This was due to the contribution from acquisitions completed in the last twelve months and growth initiatives across our operations. These increases were partially offset by the impact of foreign exchange, dispositions and lower revenue from market-sensitive businesses as a result of government-imposed lock downs.
FFO excluding realized disposition gains decreased by $8 million compared to the prior year quarter. Benefits from the aforementioned activities were offset by the impact of foreign exchange.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2020	2019
Utilities	$130	$143
Transport	108	135
Energy	106	96
Data infrastructure	43	30
Corporate	(54)	(67)
Attributable to unitholders	333	337
Non-controlling interests and other[1]	(249)	(249)
Segment reallocation[2]	(3)	—
Brookfield’s interest	$81	$88

1.	Includes incentive distributions paid to Brookfield of $46 million (2019 – $38 million) as the general partner of BIP.

2.	Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.
BIP’s FFO for the second quarter of 2020 was $333 million, of which our share was $81 million compared to $88 million in the prior year quarter. Key variances for our businesses are described below.
Utilities
FFO of $130 million was $13 million lower than the prior year quarter. The decrease was primarily due to:

•	delay in the recognition of connections revenue at our U.K. regulated distribution business;

•	loss of earnings associated with the sale of EBSA in January 2020;

•	the impact of a decline in the Brazilian real; partially offset by

40 BROOKFIELD ASSET MANAGEMENT

•	benefits of inflation-indexation and capital commissioned into the rate base over the last twelve months; and

•	the contribution from our North American regulated gas transmission business acquired in October 2019.
Transport
FFO in our transport segment of $108 million was $27 million lower than the prior year quarter. The decrease is primarily due to:

•	lower volumes at our toll road businesses due to temporary government shutdown;

•	lower volumes at our ports operations due to a decline in global trading activity and the sale of a non-core European bulk port operation; and

•	the negative impact of a decline in the Brazilian real compared to the prior period; partially offset by

•	contribution from G&W acquired in December 2019 and higher volumes on our Australian and Brazilian rail networks.
Energy
FFO from our energy operations of $106 million was $10 million higher than the prior year quarter due to:

•	organic growth at our North American natural gas pipeline business due to strong demand for transport services;

•	additional customers secured at our North American residential infrastructure business; and

•	the acquisition of the federally regulated portion of our western Canadian midstream business; partially offset by

•	the absence of income resulting from the sale of our Australian district energy operation in the fourth quarter of 2019.
Data Infrastructure
FFO from our data infrastructure operations of $43 million was $13 million higher than the prior year quarter due to:

•	the acquisitions of a data distribution business in New Zealand and a telecoms tower business in the U.K.; and

•	inflation-indexation and new points-of-presence added at our French telecom business.
Corporate
The Corporate FFO deficit of $54 million decreased by $13 million from the prior year quarter as a result of gains in our securities portfolio following a sharp recovery in public equity prices during the quarter. This was predominantly offset by higher base management fee expense from an increase in market capitalization.

ii.	Sustainable Resources and Other
FFO at our agriculture operations decreased compared to the prior year quarter due to the impact of the depreciating Brazilian real and the sale of Acadian Timber Corp. (“Acadian”)1, our Canadian timber business.

iii.	Realized Disposition Gains
In the current quarter we had no dispositions whereas in the prior year quarter we recognized disposition losses of $30 million relating to the sale of a non-core European bulk port operation.
Common Equity
Common equity in our Infrastructure segment was $2.3 billion as at June 30, 2020 (December 31, 2019 – $2.8 billion). The contributions from earnings were more than offset by the depreciation of foreign currencies against the U.S. dollar and distributions to unitholders. This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations. Our critical estimates and assumptions underlying the valuation of PP&E, as well as intangibles assets have not changed materially as a result of the global economic shutdown. Refer to Part 5 for discussions.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Business Partners[1]	i	$7,382	$10,769	$109	$94	$1,893	$2,389
Other investments	ii	9	76	28	23	1,601	1,697
Realized disposition gains	iii	—	—	—	209	—	—
		$7,391	$10,845	$137	$326	$3,494	$4,086

1.
Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and four general partnership units together representing an economic interest of 63% of BBU.

Revenues generated from our private equity operations decreased by $3.5 billion primarily due to the impact of the global economic shutdown, resulting in lower volumes at Greenergy and lost productivity at Multiplex, our construction services business. Lower revenues from the sale of our global provider of facilities management services and our executive relocation services business in the prior year quarter were partially offset by a full quarter of contributions from Clarios, Healthscope, and Genworth.
FFO, prior to disposition gains, increased by $20 million to $137 million primarily due to the contributions from the acquisitions of Genworth, Healthscope, BrandSafway, Clarios, and the increase in our ownership interest of Altera. The aforementioned factors were partially offset by pandemic related factors, including the global economic shutdown, which included reduced volumes and sales prices at GrafTech International Ltd. (“GrafTech”)1, our manufacturer of a broad range of high-quality graphite electrodes, and generated losses at Cardone. FFO was also reduced by the absence of contribution from NAP, which we sold during the fourth quarter of 2019.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2020	2019
Business services	$39	$342
Infrastructure services	87	54
Industrials	62	46
Corporate	(15)	(7)
Attributable to unitholders	173	435
Non-controlling interests	(64)	(139)
Segment reallocation and other[1]	—	(202)
Brookfield’s interest	$109	$94

1.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $173 million of FFO compared to $435 million in the prior period of which our share of BBU’s FFO was $109 million, compared to $94 million in the prior year quarter.

1.	See definition in Glossary of Terms beginning on page 57.

42 BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO decreased by $303 million to $39 million primarily due to realized disposition gains on the sale of our global provider of facilities management services and our executive relocation services business in the prior year quarter. Excluding gains that we reclassify to realized disposition gains, FFO decreased by $6 million primarily due to:

•	reduced project productivity at Multiplex; partially offset by

•	contributions from the acquisitions of Genworth and Healthscope.
Infrastructure Services
Within our infrastructure services operations, we generated $87 million of FFO, compared to $54 million in the prior year quarter, primarily due to:

•	contributions from Altera due to an increase in our proportionate ownership from 25% to 43%;

•	contributions from the acquisition of BrandSafway, an equity accounted investment, which was acquired in the prior quarter; and

•	ongoing cost savings and efficiency initiatives at Westinghouse Electric Company (“Westinghouse”)[1], a service provider to the power generation industry.
Industrials
FFO from our industrials portfolio increased by $16 million to $62 million due to:

•	a full quarter contribution from Clarios; and

•	current tax recovery recognized on the extinguishment of debt at Cardone; partially offset by

•	reduced volume and sales prices at GrafTech.
Corporate
The Corporate FFO deficit increased by $8 million due to higher management fees paid and lower interest income.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. There were no performance fees paid in the current or prior quarter.

ii.	Other Investments
FFO from other investments increased by $5 million to $28 million primarily as a result of an increase in average product pricing despite lower volumes during the quarter.

iii.	Realized Disposition Gains
BBU did not have realized disposition gains in the current quarter, compared to the aforementioned gain of $209 million in the prior year quarter.
Common Equity
Common equity in our Private Equity segment was $3.5 billion as at June 30, 2020 (December 31, 2019 – $4.1 billion). The decrease is primarily attributable to foreign currency translation, distributions to unit holders and depreciation expense. These decreases were partially offset by contributions from FFO. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

1.	See definition in Glossary of Terms beginning on page 57.

Q2 2020 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
North America	$379	$476	$(7)	$22	$1,947	$2,083
Brazil and other	68	118	(4)	(4)	556	776
	$447	$594	$(11)	$18	$2,503	$2,859
North America
FFO deficit from our North American operations was $7 million, a decrease from $22 million of FFO generated in the prior year quarter. The decrease is largely driven by fewer numbers of home and land closings, along with slight decrease in gross margin in the current quarter, which was partially offset by a decrease to interest expense paid.
As at June 30, 2020, we had 89 active housing communities (June 30, 2019 – 90) and 26 active land communities (June 30, 2019 – 30).
Brazil and Other
FFO from our Brazilian operations stayed consistent with the prior year comparison with a deficit of $4 million in the current quarter. We delivered two projects in the current quarter, compared to three in the prior year, resulting in lower margin which was offset by lower selling expenses.
We began 2020 with 20 projects under construction and as of June 30, 2020, we have 23 projects under construction, of which five relate to projects launched since late 2016 with relatively higher margins than our legacy projects.
Common Equity
Common equity was $2.5 billion as at June 30, 2020 (December 31, 2019 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to weakening of the Brazilian real in comparison to the U.S. dollar.

44 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
Corporate cash and financial assets, net	$81	$32	$79	$35	$3,229	$2,181
Corporate borrowings	—	—	(95)	(86)	(8,051)	(7,083)
Preferred equity[1]	—	—	—	—	(4,145)	(4,145)
Other corporate investments	7	90	(4)	4	643	680
Corporate costs and taxes/net working capital	—	—	(39)	(36)	743	470
	$88	$122	$(59)	$(83)	$(7,581)	$(7,897)

1.	FFO excludes preferred share distributions of $36 million (2019 – $38 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.  As at June 30, 2020, our portfolio of corporate cash and financial assets includes $1.8 billion of cash and cash equivalents (December 31, 2019 – $789 million), which is higher than the year-end of 2019 as we had issuances of $750 million and $600 million of corporate debt in the current and first quarter of 2020, respectively, and received proceeds of $479 million from the sale of BEP units in the current quarter. This was partially offset by the early redemption of $251 million (C$350 million) of corporate debt in the prior quarter, dividends paid to shareholders, funding of capital calls in our BSREP III fund and the repurchase of 5.5 million Class A shares on a post-split basis.
Our corporate cash and financial assets generated FFO of $79 million, which was $44 million higher than the prior year quarter, primarily due to higher mark-to-market gains on our financial assets in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $95 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increase from the prior year quarter was primarily as a result of the aforementioned net increase in our borrowings, partially offset by the foreign exchange impact of our Canadian dollar interest expense as a result of a decrease in the average exchange rate in the current quarter.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments include our insurance and pension businesses, as well as the non-asset management related investment in Oaktree which was acquired in the third quarter of 2019. The decrease in FFO is primarily from higher operating expenses in Oaktree, partially offset by a reduction in provisions at our insurance business.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities, and was in an asset position of $743 million as at June 30, 2020, an increase from the prior year balance of $470 million. Included within this balance are net deferred income tax assets of $1.9 billion (December 31, 2019 – $2.2 billion). The FFO deficit also includes corporate costs and cash taxes which increased primarily as a result of higher professional fees and compensation expense.
The common equity deficit in our Corporate segment of $7.6 billion as at June 30, 2020 decreased from the balance at year-end (December 31, 2019 – $7.9 billion). The decrease in deficit is primarily related to higher net working capital from a decrease in stock compensation liability and net derivative liability.

Q2 2020 INTERIM REPORT 45

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At June 30, 2020, our corporate capitalization was $44.7 billion (December 31, 2019 – $47.1 billion) with a debt to capitalization of 18% (December 31, 2019 – 15%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At June 30, 2020, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
Our Share of Capitalization1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Ref.	2020	2019	2020	2019	2020	2019
Corporate borrowings	i	$8,051	$7,083	$8,051	$7,083	$8,051	$7,083
Non-recourse borrowings
Subsidiary borrowings	i	—	—	9,493	8,423	6,224	5,382
Property-specific borrowings	i	—	—	126,869	127,869	46,777	44,436
		8,051	7,083	144,413	143,375	61,052	56,901
Accounts payable and other		4,066	4,708	42,235	43,077	12,251	13,617
Deferred income tax liabilities		513	279	14,347	14,849	3,987	4,541
Subsidiary equity obligations		—	—	4,201	4,132	1,976	1,896
Liabilities associated with assets classified as held for sale		—	—	173	1,690	28	212
Equity
Non-controlling interests		—	—	78,996	81,833	—	—
Preferred equity	ii	4,145	4,145	4,145	4,145	4,145	4,145
Common equity	iii	27,925	30,868	27,925	30,868	27,925	30,868
		32,070	35,013	111,066	116,846	32,070	35,013
Total capitalization		$44,700	$47,083	$316,435	$323,969	$111,364	$112,180

Debt to capitalization	18%	15%	46%	44%	55%	51%

1.	See definition in Glossary of Terms beginning on page 57.

46 BROOKFIELD ASSET MANAGEMENT

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT JUN. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Term debt	4.5%	4.6%	11	10	$8,106	$7,128
Revolving facilities	—%	—%	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(55)	(45)
Total					$8,051	$7,083
As at June 30, 2020, corporate borrowings included term debt of $8.1 billion (December 31, 2019 – $7.1 billion) which had an average term to maturity of 11 years (December 31, 2019 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2023 until 2050. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $600 million of 3.45% notes with a 2050 maturity, the issuance of $750 million of 4.35% notes with a 2030 maturity, partially offset by the early repayment of $251 million (C$350 million) of 5.30% notes due on March 1, 2021, as well as $121 million of foreign currency depreciation.
We had no commercial paper or bank borrowings outstanding at June 30, 2020 (December 31, 2019 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2022 to 2024. As at June 30, 2020, $65 million of the facilities were utilized for letters of credit (December 31, 2019 – $66 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term (Years)		Consolidated
AS AT JUN. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Real estate	3.4%	3.9%	3	4	$2,120	$2,024
Renewable power	3.9%	4.0%	9	9	2,122	2,098
Infrastructure	2.8%	3.4%	5	6	3,075	2,470
Private equity	2.7%	—%	4	—	253	—
Residential development	5.5%	6.2%	6	5	1,923	1,831
Total	3.7%	4.2%	6	6	$9,493	$8,423
Subsidiary borrowings include listed affiliates’ recourse term debt and credit facility draws. It generally has no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU).

Q2 2020 INTERIM REPORT 47

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed affiliates.

	Average Rate		Average Term (Years)		Consolidated
AS AT JUN. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Real estate	3.6%	4.4%	4	4	$68,886	$67,909
Renewable power	4.7%	5.0%	9	9	15,912	15,787
Infrastructure	3.9%	4.7%	7	7	19,027	20,776
Private equity and other	4.9%	5.4%	5	6	22,642	23,105
Residential development	5.1%	5.4%	3	3	402	292
Total	4.0%	4.7%	5	6	$126,869	$127,869
Property-specific borrowings have decreased by $1.0 billion since December 31, 2019. The decrease in borrowings in our infrastructure and private equity operations are primarily related to the pay-down of fund level subscription facilities with capital calls since year-end, as well as foreign exchange fluctuations, partially offset by asset acquisitions and net draws on our real estate subscription facility.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at June 30, 2020, 66% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Fixed Rate				Floating Rate
	2020		2019		2020		2019
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.5%	$8,051	4.6%	$7,083	—%	$—	—%	$—
Subsidiary borrowings	4.4%	6,878	4.6%	6,152	1.9%	2,615	3.4%	2,271
Property-specific borrowings	5.0%	50,807	5.2%	49,614	3.3%	76,062	4.4%	78,255
Total	4.9%	$65,736	4.9%	$62,849	3.2%	$78,677	5.0%	$80,526
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)		2020	2019	2020	2019
Fixed rate-reset	Perpetual	4.2%	4.3%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	2.0%	2.9%	531	531
Total		4.0%	4.2%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2020 was 284 basis points.

48 BROOKFIELD ASSET MANAGEMENT

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A shares during the quarters are as follows:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020[1]	2019[1]	2020[1]	2019[1]
Outstanding at beginning of period	1,513.1	1,433.0	1,509.3	1,432.7
Issued (repurchased)
Repurchases	(2.6)	(1.8)	(5.5)	(3.2)
Long-term share ownership plans[2]	1.0	2.6	7.6	4.2
Dividend reinvestment plan and others	—	—	0.1	0.1
Outstanding at end of period	1,511.5	1,433.8	1,511.5	1,433.8
Unexercised options and other share-based plans[2]	60.4	71.0	60.4	71.0
Total diluted shares at end of period	1,571.9	1,504.8	1,571.9	1,504.8

1.	Adjusted to reflect the three-for-two-stock split effective April 1, 2020.

2.	Includes management share option plan and restricted stock plan.
The company holds 61.0 million Class A shares (2019 – 58.4 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 8.8 million (2019 – 12.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2020 and June 30, 2019, resulting in a net reduction of 52.2 million (2019 – 46.2 million) diluted shares outstanding.
During the second quarter of 2020, 0.4 million options were exercised, of which 0.1 million were issued on a net-settled basis, resulting in the cancellation of 0.3 million vested options.
The cash value of unexercised options was $1.2 billion as at June 30, 2020 (2019 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
On April 1, 2020, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding, resulting in the issuance of 524 million Class A shares.
As of August 13, 2020, the Corporation had outstanding 1,511,444,429 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	cash and financial assets, net of deposits and other associated liabilities; and

•	undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter-end was $16.0 billion, or inclusive of investor commitments to our private funds, was $65.5 billion at the end of the quarter, as we continue to pursue a number of attractive investment opportunities.

Q2 2020 INTERIM REPORT 49

Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. There are no corporate debt maturities until March 2023 when $442 million (C$600 million) is due. Periodically, we will also fund acquisitions and seed new investment strategies.
At the listed affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed affiliates that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of June 30, 2020, the Corporation has funded $990 million of our $2.75 billion commitment. In the case of listed affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power	Infrastructure	Private Equity[1]	Oaktree	Total 2020	Total 2019
Cash and financial assets, net	$3,229	$31	$422	$999	$243	$438	$5,362	$3,575
Undrawn committed credit facilities	2,525	2,393	1,892	1,710	1,512	575	10,607	9,808
Core liquidity[2]	5,754	2,424	2,314	2,709	1,755	1,013	15,969	13,383
Uncalled private fund commitments	—	11,428	3,843	11,461	6,854	15,967	49,553	50,735
Total liquidity[2]	$5,754	$13,852	$6,157	$14,170	$8,609	$16,980	$65,522	$64,118

1.
We secured an incremental $1 billion two-year credit facility in April of 2020 to support growth initiatives; BBU and BPY can each draw up to $500 million or BAM can draw up to $1 billion. Undrawn commitments of $500 million are reported within each Real Estate and Private Equity, respectively.

2.	See definition in Glossary of Terms beginning on page 57.
As at June 30, 2020, the Corporation’s core liquidity was $5.8 billion, consisting of $3.2 billion in cash and financial assets, net of deposits and other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed affiliates and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 52. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution and/or reinvestment. Our primary sources of recurring cash flows include:

•	fee-related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds;

•	distributions from invested capital, in particular our listed affiliates; and

•	other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.

50 BROOKFIELD ASSET MANAGEMENT

During the second quarter of 2020, we generated $605 million of cash available for distribution and/or reinvestment, inclusive of:

•	$279 million fee-related earnings, excluding Oaktree;

•	$9 million realized carried interest, net, excluding Oaktree;

•	$58 million of distributable earnings from our investment in Oaktree;

•	$443 million of distributions from our listed affiliates, other investments, and corporate cash and financial assets; partially offset by

•	other invested capital earnings and preferred share dividends paid, net of equity-based compensation costs, which resulted in expenses of $184 million.
The Corporation paid $181 million in cash dividends on its common equity during the quarter ended June 30, 2020 (2019 – $153 million).
Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
1) Asset management FFO
Fee revenues	$449	$420	$910	$820
Direct costs	(170)	(157)	(345)	(319)
Fee-related earnings[1]	279	263	565	501
Realized carried interest, net[1]	9	137	39	222
	288	400	604	723

Our share of Oaktree’s distributable earnings	58	—	113	—

2) Distributions from investments
Listed affiliates	348	336	697	682
Corporate cash and financial assets	79	35	134	133
Other investments	16	29	36	59
	443	400	867	874
3) Other invested capital earnings
Corporate borrowings	(95)	(86)	(184)	(173)
Corporate costs and taxes	(39)	(36)	(76)	(73)
Other wholly owned investments	(35)	(30)	(81)	(69)
	(169)	(152)	(341)	(315)
Preferred share dividends	(36)	(38)	(71)	(75)
Add back: equity-based compensation costs	21	22	46	43
Cash available for distribution and/or reinvestment	$605	$632	$1,218	$1,250

1.	Excludes $73 million and $36 million of fee-related earnings and realized carried interest, net from Oaktree, respectively.

Q2 2020 INTERIM REPORT 51

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT JUN. 30, 2020 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed affiliates
Brookfield Property [4]	56%	527.7	$1.33	$5,235	$702	$349
Brookfield Renewable[5]	57%	178.1	2.17	8,533	387	206
Brookfield Infrastructure[6]	30%	137.6	1.94	5,718	267	130
Brookfield Business Partners	63%	94.5	0.25	2,915	24	12
					1,380	697
Corporate cash and financial assets[7]	various	various	various	3,229	180	134
Other investments
Norbord	42%	35.0	0.88	794	31	6
Other[8]	various	various	various	various	60	30
					91	36
Total					$1,651	$867

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on June 30, 2020.

3.
Distributions (current rate) are calculated by multiplying units held as at June 30, 2020 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 57.

4.
BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 53%, assuming conversion of convertible preferred shares held by a third party. For the three and six months ended June 30, 2020, BPY’s distributions include nominal amounts of preferred share dividends received by the Corporation (2019 – $2 million and $11 million, respectively).

5.
On July 30, 2020, we completed the special distribution of Class A exchangeable subordinate voting shares of Brookfield Renewable Corporation (“BEPC”). Each BEP unitholder of record as of July 27, 2020 will receive one class A exchangeable subordinate voting share of BEPC for every four BEP units held. The special distribution is analogous to a unit split and has no impact on our ownership and distributions received.

6.	Brookfield owned units represent the combined units held in BIP LP and BIPC.

7.	Includes cash and cash equivalents and financial assets net of deposits.

8.	Other includes cash distributions from our 27.5% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.

52 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Operating activities	$1,616	$803	$3,298	$2,399
Financing activities	1,627	16,582	5,464	16,607
Investing activities	(3,665)	(16,748)	(5,752)	(19,979)
Change in cash and cash equivalents	$(422)	$637	$3,010	$(973)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.6 billion in the second quarter of 2020, a $813 million increase from the second quarter of 2019. Operating cash flows prior to non-cash working capital and residential inventory were $1.7 billion this quarter, $130 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $1.6 billion from financing activities during the second quarter of 2020, compared to $16.6 billion in the second quarter of 2019. Our subsidiaries issued $5.8 billion (2019 – $23.7 billion) and repaid $5.7 billion (2019 – $10.5 billion) of non-recourse borrowings, for a net issuance of $66 million (2019 – $13.2 billion) during the quarter. We raised $1.6 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, arranged $981 million of short-term borrowings backed by private fund commitments and returned $1.4 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the second quarter of 2020, we invested $9.0 billion and generated proceeds of $5.6 billion from dispositions for net cash deployed in investing activities of $3.4 billion. This compares to net cash deployed of $16.9 billion during the same period in 2019. We paid cash of $207 million to acquire equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $1.7 billion, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.

Q2 2020 INTERIM REPORT 53

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited June 30, 2020 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2019 consolidated financial statements.
COVID-19
The company continues to closely monitor developments related to the global economic shutdown. As government restrictions are being lifted and businesses are gradually re-opening, the company is implementing safety measures for employees to return to work safely and to ensure minimal interruption to the business with the transition. Our results reflect the impact of the shutdown on our businesses in the current quarter. The longer-term impacts of the shutdown will depend on future developments which are highly uncertain, rapidly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts of the economic shutdown.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2019 Annual Report for additional information.

54 BROOKFIELD ASSET MANAGEMENT

i.	Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
Prior to the end of the first quarter, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the company owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of June 30, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the company has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of June 30, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 92% occupancy level and an average 8.5-year lease life, while our core retail portfolio has an occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 60 of our properties were externally appraised, representing a gross property value of $25 billion of assets; external appraisals were within 0.5% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of June 30, 2020 and December 31, 2019 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT JUN. 30, 2020 AND DEC. 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate	6.5%	6.7%	6.9%	6.7%	9.0%	8.1%	7.6%	7.3%
Terminal capitalization rate	5.4%	5.5%	5.4%	5.4%	6.2%	6.6%	5.7%	5.9%
Investment horizon (years)	11	11	10	10	13	14	12	12
We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to risk- free rates, changes to credit spreads as well as changes to property-level cash flows and any risk premium inherent in such cash flow changes. All of these considerations led us to conclude that the vast majority of discount rates and terminal cap rates for the current period should remain consistent with year-end rates. As we learn more about the mid- and longer-term impacts of the pandemic on our business, we will update our valuation models accordingly.

Q2 2020 INTERIM REPORT 55

The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2020 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT JUN. 30, 2020 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,275	$754
Canada	4,676	218
Australia	2,370	120
Europe	2,852	52
Brazil	269	10
Core retail	21,253	1,134
LP investments and other
LP investments office	8,367	385
LP investments retail	2,832	222
Logistics	136	3
Mixed-use	2,748	130
Multifamily	2,776	127
Triple net lease	4,426	155
Self-storage	1,020	40
Student housing	2,564	104
Manufactured housing	2,517	110
Other investment properties[1]	22,806	1,036
Total	$96,887	$4,600

1.	Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.

ii.	Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2019 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2019. Brookfield determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost. We have updated our valuation assumptions based on the available information as a result of the shutdown. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the shutdown on our internal controls to minimize the impact on their design and operating effectiveness.

56 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:

•
We have over 40 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BPYU, BEP, BEPC, BIP, BIPC, BBU and TERP as our listed affiliates.

•
We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• Acadian – Acadian Timber Corp.	• EBSA – Empresa de Energia de Boyaca S.A.
• Altera – Altera Infrastructure L.P. (formerly Teekay Offshore)	• G&W – Genesee & Wyoming Inc.
• BBU – Brookfield Business Partners L.P.	• Genworth – Genworth MI Canada Inc.
• BEP – Brookfield Renewable Partners L.P.	• GrafTech – GrafTech International Ltd.
• BEPC – Brookfield Renewable Corporation	• Greenergy – Greenergy Fuels Holdings Limited
• BIP – Brookfield Infrastructure Partners L.P.	• Healthscope – Healthscope Limited
• BIPC – Brookfield Infrastructure Corporation	• NAP – North American Palladium Ltd.
• BPY – Brookfield Property Partners L.P.	• Norbord – Norbord Inc.
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• Oaktree – Oaktree Capital Management
• BrandSafway – Brand Industrial Holdings Inc.	• TERP – TerraForm Power, Inc.
• Cardone – Cardone Industries, Inc.	• Westinghouse – Westinghouse Electric Company
• Clarios – Clarios Global LP
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.

Q2 2020 INTERIM REPORT 57

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed affiliate base fees are earned on the total capitalization, including debt and market capitalization, of the listed affiliates, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization. BPYU capital was subject to a 12-month fee waiver which expired at the end of August 2019.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Total consolidated liabilities and equity	$316,435	$323,969
Add: our share of debt of investments in associates	13,082	11,234
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(96,443)	(97,708)
Liabilities associated with assets held for sale	(145)	(1,478)
Accounts payable and other	(29,984)	(29,460)
Deferred tax liabilities	(10,360)	(10,308)
Subsidiary equity obligations	(2,225)	(2,236)
Non-controlling interests	(78,996)	(81,833)
Total capitalization at our share	$111,364	$112,180
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.

58 BROOKFIELD ASSET MANAGEMENT

Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2020	2019
Realized carried interest[1]	$76	$190
Less: direct costs associated with realized carried interest	(31)	(53)
	45	137
Less: realized carried interest not attributable to BAM	(14)	—
Realized carried interest, net	$31	$137

1.	Includes $64 million of realized carried interest related to Oaktree. For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT JUN. 30 (MILLIONS)	2020	2019
Carry eligible capital[1]	$81,065	$71,782
Less:
Uncalled private fund commitments	(29,850)	(33,759)
Co-investments and other	(7,135)	(6,802)
Funds not yet at target preferred return	(21,459)	(7,268)
Adjusted carry eligible capital	$22,621	$23,953

1.	Excludes carry eligible capital related to Oaktree.
Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our listed affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Asset management FFO	$288	$400	$604	$723
Our share of Oaktree’s distributable earnings	58	—	113	—
Distributions from investments	443	400	867	874
Other invested capital earnings
Corporate borrowings	(95)	(86)	(184)	(173)
Corporate costs and taxes	(39)	(36)	(76)	(73)
Other wholly owned investments	(35)	(30)	(81)	(69)
	(169)	(152)	(341)	(315)
Preferred share dividends	(36)	(38)	(71)	(75)
Add back: equity-based compensation costs	21	22	46	43
Cash available for distribution and/or reinvestment	$605	$632	$1,218	$1,250

Q2 2020 INTERIM REPORT 59

Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed affiliates, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed affiliates.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

•
Distributions represent quarterly distributions from listed affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market valuation includes gains (losses) on portfolio investments, listed affiliates and public securities based on market prices.

•	Other includes changes in net non-recourse leverage included in the determination of listed affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.

60 BROOKFIELD ASSET MANAGEMENT

Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Six Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2020	2019	2020	2019	2020	2019
Net (loss) income	$(1,493)	$704	$(1.01)	$0.45	$(1,650)	$1,960	$(1.14)	$1.29
Realized disposition gains recorded as fair value changes or equity	469	7	0.29	0.01	562	239	0.34	0.16
Non-controlling interest in FFO	(1,501)	(1,863)	(0.99)	(1.27)	(3,482)	(3,465)	(2.30)	(2.37)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	1,253	(379)	0.83	(0.26)	2,191	(128)	1.45	(0.09)
Fair value changes	1,153	1,398	0.76	0.95	1,567	1,229	1.04	0.84
Depreciation and amortization	1,376	1,234	0.91	0.84	2,785	2,268	1.84	1.55
Deferred income taxes	(96)	7	(0.06)	0.01	72	56	0.05	0.04
Total FFO	$1,161	$1,108	$0.73	$0.73	$2,045	$2,159	$1.28	$1.42
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.

Q2 2020 INTERIM REPORT 61

A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2020	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$1.94	$0.73	/	$0.79	15% / 25%
Brookfield Renewable Partners (BEP)	2.17	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.33	1.10	/	1.20	15% / 25%

1.	Current rate based on most recently announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP’s current annual distribution has not yet reached the first hurdle.
Invested capital consists of investments in our listed affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.

62 BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT JUN. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2020
Real Estate	$7,207	1.5	20%	18%
Infrastructure	13,280	1.5	20%	18%
Private Equity	2,134	2.6	20%	16%
	$22,621
2019
Real Estate	$9,364	1.7x	20%	14%
Infrastructure	12,994	1.4x	20%	17%
Private Equity	1,595	2.7x	20%	17%
	$23,953

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Jun. 30, 2020	Mar. 31 2020	Change	Jun. 30, 2019	Mar. 31 2019	Change
Real Estate	$640	$956	$(316)	$906	$1,060	$(154)
Infrastructure	1,095	970	125	992	896	96
Private Equity	552	565	(13)	639	743	(104)
Oaktree	645	673	(28)	—	—	—
Accumulated unrealized carried interest	2,932	3,164	(232)	2,537	2,699	(162)
Less: associated expenses[1]	(1,032)	(1,069)	37	(765)	(810)	45
Accumulated unrealized carry, net	$1,900	$2,095	(195)	$1,772	$1,889	(117)
Add: realized carried interest, net			31			137
Unrealized carried interest, net			$(164)			$20

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.

Q2 2020 INTERIM REPORT 63

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Note	2020	2019
Assets
Cash and cash equivalents	5	$9,523	$6,778
Other financial assets	5,6	14,353	12,468
Accounts receivable and other	5,6	17,140	18,469
Inventory	6	10,212	10,272
Assets classified as held for sale	7	542	3,502
Equity accounted investments	8	39,213	40,698
Investment properties	9	96,887	96,686
Property, plant and equipment	10	86,067	89,264
Intangible assets		25,117	27,710
Goodwill		13,816	14,550
Deferred income tax assets		3,565	3,572
Total assets		$316,435	$323,969

Liabilities and equity
Corporate borrowings	5,6	$8,051	$7,083
Accounts payable and other	5,6	42,235	43,077
Liabilities associated with assets classified as held for sale	7	173	1,690
Non-recourse borrowings of managed entities	5,6	136,362	136,292
Deferred income tax liabilities		14,347	14,849
Subsidiary equity obligations	5	4,201	4,132

Equity
Preferred equity		4,145	4,145
Non-controlling interests		78,996	81,833
Common equity	12	27,925	30,868
Total equity		111,066	116,846
Total liabilities and equity		$316,435	$323,969
64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2020	2019	2020	2019
Revenues	13	$12,829	$16,924	$29,415	$32,132
Direct costs		(9,446)	(13,385)	(22,155)	(24,970)
Other income and gains		29	889	270	921
Equity accounted (loss) income	8	(631)	1,003	(843)	1,347
Expenses
Interest		(1,715)	(1,833)	(3,567)	(3,449)
Corporate costs		(25)	(23)	(49)	(49)
Fair value changes	14	(1,153)	(1,398)	(1,567)	(1,229)
Depreciation and amortization		(1,376)	(1,234)	(2,785)	(2,268)
Income taxes		(5)	(239)	(369)	(475)
Net (loss) income		$(1,493)	$704	$(1,650)	$1,960
Net (loss) income attributable to:
Shareholders		$(656)	$399	$(949)	$1,014
Non-controlling interests		(837)	305	(701)	946
		$(1,493)	$704	$(1,650)	$1,960
Net (loss) income per share:
Diluted	12	$(0.43)	$0.24	$(0.63)	$0.63
Basic	12	(0.43)	0.25	(0.63)	0.64

Q2 2020 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2020	2019	2020	2019
Net (loss) income		$(1,493)	$704	$(1,650)	$1,960
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		101	(134)	(636)	(130)
Marketable securities		180	(4)	140	41
Equity accounted investments	8	(13)	(82)	(186)	(78)
Foreign currency translation		423	45	(4,743)	311
Income taxes		(13)	18	28	7
		678	(157)	(5,397)	151
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	(169)	2	(245)	2
Revaluation of pension obligations		(26)	(8)	(5)	(15)
Equity accounted investments	8	(202)	(3)	(220)	(4)
Marketable securities		270	(105)	120	262
Income taxes		(5)	4	(60)	(46)
		(132)	(110)	(410)	199
Other comprehensive income (loss)		546	(267)	(5,807)	350
Comprehensive (loss) income		$(947)	$437	$(7,457)	$2,310
Attributable to:
Shareholders
Net (loss) income		$(656)	$399	$(949)	$1,014
Other comprehensive income (loss)		124	(160)	(1,484)	60
Comprehensive (loss) income		$(532)	$239	$(2,433)	$1,074

Non-controlling interests
Net (loss) income		$(837)	$305	$(701)	$946
Other comprehensive income (loss)		422	(107)	(4,323)	290
Comprehensive (loss) income		$(415)	$198	$(5,024)	$1,236

66 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2020	$7,344	$258	$15,462	$1,024	$7,823	$(3,351)	$105	$28,665	$4,145	$79,637	$112,447
Changes in period:
Net (loss) income	—	—	(656)	—	—	—	—	(656)	—	(837)	(1,493)
Other comprehensive income (loss)	—	—	—	—	(38)	48	114	124	—	422	546
Comprehensive income (loss)	—	—	(656)	—	(38)	48	114	(532)	—	(415)	(947)
Shareholder distributions
Common equity	—	—	(181)	—	—	—	—	(181)	—	—	(181)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,308)	(1,308)
Other items
Equity issuances, net of redemptions	1	(5)	(73)	—	—	—	—	(77)	—	1,537	1,460
Share-based compensation	—	14	—	—	—	—	—	14	—	—	14
Ownership changes	—	—	207	154	(336)	78	(31)	72	—	(455)	(383)
Total change in period	1	9	(739)	154	(374)	126	83	(740)	—	(641)	(1,381)
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2019	$4,468	$278	$14,615	$935	$7,351	$(1,714)	$461	$26,394	$4,149	$68,021	$98,564
Changes in period:
Net income	—	—	399	—	—	—	—	399	—	305	704
Other comprehensive income (loss)	—	—	—	—	2	(54)	(108)	(160)	—	(107)	(267)
Comprehensive income (loss)	—	—	399	—	2	(54)	(108)	239	—	198	437
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,919)	(1,919)
Other items
Equity issuances, net of redemptions	14	(12)	(48)	—	—	—	—	(46)	(3)	5,759	5,710
Share-based compensation	—	13	(8)	—	—	—	—	5	—	—	5
Ownership changes	—	—	103	178	(5)	—	(18)	258	—	265	523
Total change in period	14	1	255	178	(3)	(54)	(126)	265	(3)	4,303	4,565
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q2 2020 INTERIM REPORT 67

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net (loss) income	—	—	(949)	—	—	—	—	(949)	—	(701)	(1,650)
Other comprehensive loss	—	—	—	—	(58)	(1,271)	(155)	(1,484)	—	(4,323)	(5,807)
Comprehensive loss	—	—	(949)	—	(58)	(1,271)	(155)	(2,433)	—	(5,024)	(7,457)
Shareholder distributions
Common equity	—	—	(363)	—	—	—	—	(363)	—	—	(363)
Preferred equity	—	—	(71)	—	—	—	—	(71)	—	—	(71)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,465)	(3,465)
Other items
Equity issuances, net of redemptions	40	(48)	(182)	—	—	—	—	(190)	—	6,897	6,707
Share-based compensation	—	29	(30)	—	—	—	—	(1)	—	—	(1)
Ownership changes	—	—	292	168	(369)	63	(39)	115	—	(1,245)	(1,130)
Total change in year	40	(19)	(1,303)	168	(427)	(1,208)	(194)	(2,943)	—	(2,837)	(5,780)
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in period:
Net income	—	—	1,014	—	—	—	—	1,014	—	946	1,960
Other comprehensive income	—	—	—	—	2	13	45	60	—	290	350
Comprehensive income	—	—	1,014	—	2	13	45	1,074	—	1,236	2,310
Shareholder distributions
Common equity	—	—	(306)	—	—	—	—	(306)	—	—	(306)
Preferred equity	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,407)	(4,407)
Other items
Equity issuances, net of redemptions	25	(18)	(85)	—	—	—	—	(78)	(22)	6,657	6,557
Share-based compensation	—	26	(25)	—	—	—	—	1	—	—	1
Ownership changes	—	—	103	468	(210)	52	(17)	396	—	1,503	1,899
Total change in year	25	8	626	468	(208)	65	28	1,012	(22)	4,989	5,979
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2020	2019	2020	2019
Operating activities
Net (loss) income		$(1,493)	$704	$(1,650)	$1,960
Other income and gains		(29)	(889)	(270)	(921)
Share of undistributed equity accounted earnings		835	(838)	1,328	(1,050)
Fair value changes	14	1,153	1,398	1,567	1,229
Depreciation and amortization		1,376	1,234	2,785	2,268
Deferred income taxes		(96)	7	72	56
Investments in residential inventory		(109)	(3)	(167)	(34)
Net change in non-cash working capital balances		(21)	(810)	(367)	(1,109)
		1,616	803	3,298	2,399
Financing activities
Corporate borrowings arranged		745	—	1,334	992
Corporate borrowings repaid		—	(450)	(251)	(450)
Non-recourse borrowings arranged		5,779	23,726	16,654	32,122
Non-recourse borrowings repaid		(5,713)	(10,490)	(13,994)	(17,486)
Non-recourse credit facilities, net		981	178	(873)	(262)
Subsidiary equity obligations issued		73	180	195	182
Subsidiary equity obligations redeemed		(20)	(25)	(24)	(30)
Capital provided from non-controlling interests		1,649	6,296	8,018	7,899
Capital repaid to non-controlling interests		(112)	(537)	(1,121)	(1,242)
Repayment of lease liabilities		(140)	(128)	(271)	(228)
Preferred equity redemptions		—	(2)	—	(15)
Common shares issued		2	2	5	6
Common shares repurchased		(92)	(58)	(309)	(93)
Distributions to non-controlling interests		(1,308)	(1,919)	(3,465)	(4,407)
Distributions to shareholders		(217)	(191)	(434)	(381)
		1,627	16,582	5,464	16,607
Investing activities
Acquisitions
Investment properties		(1,206)	(1,047)	(2,081)	(2,026)
Property, plant and equipment		(579)	(652)	(1,992)	(1,190)
Equity accounted investments		(207)	(340)	(1,729)	(1,265)
Financial assets and other		(7,100)	(2,526)	(11,611)	(4,127)
Acquisition of subsidiaries		65	(17,066)	(56)	(19,319)
Dispositions
Investment properties		253	786	544	1,700
Property, plant and equipment		13	63	55	77
Equity accounted investments		12	454	90	1,094
Financial assets and other		5,290	2,310	10,204	3,701
Disposition of subsidiaries		10	1,112	962	1,147
Restricted cash and deposits		(216)	158	(138)	229
		(3,665)	(16,748)	(5,752)	(19,979)
Cash and cash equivalents
Change in cash and cash equivalents		(422)	637	3,010	(973)
Net change in cash classified within assets held for sale		(3)	34	21	(22)
Foreign exchange revaluation		80	36	(286)	52
Balance, beginning of period		9,868	6,740	6,778	8,390
Balance, end of period		$9,523	$7,447	$9,523	$7,447

Q2 2020 INTERIM REPORT 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2019.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2019 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 12, 2020.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to  the company’s consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the interim financial statements as of and for the three and six months ended June 30, 2020.
The company continues to closely monitor developments related to the global economic shutdown. As government restrictions are being lifted and businesses are gradually re-opening, the company is implementing safety measures for employees to return to work safely and to ensure minimal interruption to the business with the transition. Our results reflect the impact of the shutdown on our businesses in the current quarter. The longer-term impacts of the shutdown will depend on future developments which are highly uncertain, rapidly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts of the economic shutdown.

70 BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed affiliates, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.

Q2 2020 INTERIM REPORT 71

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$55	$1,848	$1,035	$2,096	$7,247	$447	$101	$12,829
Inter-segment revenues[1]	688	8	—	1	144	—	(13)	828	i
Segmented revenues	743	1,856	1,035	2,097	7,391	447	88	13,657
FFO from equity accounted investments[1]	67	186	6	284	80	4	(5)	622	ii
Interest expense	—	(755)	(220)	(261)	(379)	(4)	(96)	(1,715)	iii
Current income taxes	—	—	4	(57)	(23)	(8)	(17)	(101)	iv
Funds from operations	355	89	566	84	137	(11)	(59)	1,161	v
Common equity	4,950	17,825	4,398	2,336	3,494	2,503	(7,581)	27,925
Equity accounted investments	4,548	21,083	1,037	7,797	3,741	378	629	39,213
Additions to non-current assets[2]	64	1,963	341	418	311	12	8	3,117

1.
We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2020, $290 million of Oaktree’s revenues was included in our Asset Management segment revenue.

2.	Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$61	$2,560	$1,028	$1,806	$10,738	$594	$137	$16,924
Inter-segment revenues	549	9	4	—	107	—	(15)	654	i
Segmented revenues	610	2,569	1,032	1,806	10,845	594	122	17,578
FFO from equity accounted investments	—	241	11	271	85	13	3	624	ii
Interest expense	—	(884)	(240)	(250)	(372)	(12)	(86)	(1,844)	iii
Current income taxes	—	(45)	(15)	(64)	(94)	(2)	(12)	(232)	iv
Funds from operations	400	316	69	62	326	18	(83)	1,108	v
Common equity	4,927	18,781	5,320	2,792	4,086	2,859	(7,897)	30,868
Equity accounted investments	4,599	22,314	1,154	8,972	2,596	382	681	40,698
Additions to non-current assets[1]	—	1,925	199	594	17,505	13	7	20,243

1.	Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

72 BROOKFIELD ASSET MANAGEMENT

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$116	$4,463	$2,065	$4,369	$17,339	$855	$208	$29,415
Inter-segment and other revenues[1]	1,433	15	—	2	265	—	(17)	1,698	i
Segmented revenues	1,549	4,478	2,065	4,371	17,604	855	191	31,113
FFO from equity accounted investments[1]	119	417	15	619	196	6	(24)	1,348	ii
Interest expense	—	(1,597)	(448)	(552)	(774)	(12)	(184)	(3,567)	iii
Current income taxes	—	(15)	(16)	(116)	(98)	(13)	(39)	(297)	iv
Funds from operations[1]	735	308	632	221	302	(20)	(133)	2,045	v
Additions to non-current assets[2]	64	3,877	1,195	809	2,330	31	87	8,393

1.
We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2020, $597 million of Oaktree’s revenues was included in our Asset Management segment revenue.

2.	Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$107	$5,150	$2,060	$3,537	$19,882	$1,033	$363	$32,132
Inter-segment revenues	1,022	20	15	—	201	—	(23)	1,235	i
Segmented revenues	1,129	5,170	2,075	3,537	20,083	1,033	340	33,367
FFO from equity accounted investments	—	515	23	502	152	17	10	1,219	ii
Interest expense	—	(1,764)	(466)	(469)	(579)	(25)	(173)	(3,476)	iii
Current income taxes	—	(61)	(41)	(129)	(124)	(5)	(59)	(419)	iv
Funds from operations	723	566	223	256	501	(4)	(106)	2,159	v
Additions to non-current assets[1]	—	3,655	266	4,314	17,734	30	13	26,012

1.	Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

i.	Inter-Segment Revenues
For the three months ended June 30, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $688 million (2019 – $549 million), revenues earned on construction projects between consolidated entities totaling $144 million (2019 – $102 million), and other revenues totaling a net loss of $4 million (2019 – income of $3 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.4 billion (2019 – $1.0 billions), revenues earned on construction projects between consolidated entities totaling $264 million (2019 – $193 million), and interest income and other revenues totaling $1 million (2019 – $20 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

Q2 2020 INTERIM REPORT 73

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Consolidated equity accounted (loss) income	$(631)	$1,003	$(843)	$1,347
Non-FFO items from equity accounted investments[1]	1,253	(379)	2,191	(128)
FFO from equity accounted investments	$622	$624	$1,348	$1,219

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

iii.	Interest Expense
For the three months ended June 30, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $nil (2019 – $11 million) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $nil (2019 – $27 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Current income tax expense	$(101)	$(232)	$(297)	$(419)
Deferred income tax recovery (expense)	96	(7)	(72)	(56)
Income tax expense	$(5)	$(239)	$(369)	$(475)

v.	Reconciliation of Net (Loss) Income to Total FFO
The following table reconciles net (loss) income to total FFO:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2020	2019	2020	2019
Net (loss) income		$(1,493)	$704	$(1,650)	$1,960
Realized disposition gains in fair value changes or equity	vi	469	7	562	239
Non-controlling interests in FFO		(1,501)	(1,863)	(3,482)	(3,465)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		1,253	(379)	2,191	(128)
Fair value changes		1,153	1,398	1,567	1,229
Depreciation and amortization		1,376	1,234	2,785	2,268
Deferred income taxes		(96)	7	72	56
Total FFO		$1,161	$1,108	$2,045	$2,159

74 BROOKFIELD ASSET MANAGEMENT

vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $469 million for the three months ended June 30, 2020 (2019 – $7 million), of which $5 million loss relates to prior periods (2019 – $11 million), $479 million has been recorded directly in equity as changes in ownership (2019 – $nil) and a loss of $5 million has been recorded in fair value changes (2019 – a gain of $18 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $562 million for the six months ended June 30, 2020 (2019 – $239 million), of which $38 million relates to prior periods (2019 – $58 million), $534 million has been recorded directly in equity as changes in ownership (2019 – $163 million) and a loss of $10 million has been recorded in fair value changes (2019 – gain of $18 million).

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
United States	$4,111	$4,228	$8,650	$7,731
Canada	1,330	1,393	2,813	3,229
United Kingdom	2,458	5,553	7,413	10,868
Europe	1,273	1,518	2,869	2,660
Australia	1,316	1,423	2,611	2,471
Brazil	767	1,020	1,626	1,946
Asia	771	702	1,434	1,221
Colombia	357	499	877	1,000
Other	446	588	1,122	1,006
	$12,829	$16,924	$29,415	$32,132
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
United States	$156,990	$149,687
Canada	32,092	35,840
United Kingdom	28,301	30,184
Brazil	18,708	24,354
Europe	19,812	19,404
Australia	21,640	22,971
Asia	17,083	17,468
Colombia	8,892	10,819
Other	12,917	13,242
	$316,435	$323,969

Q2 2020 INTERIM REPORT 75

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
During the six months ended June 30, 2020, Brookfield acquired $1.0 billion of total assets as well as assumed $766 million of total liabilities and non-controlling interest in equity through business combinations. Total cash consideration transferred for the business combinations was $248 million. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $66 million of revenue and $4 million of net loss in 2020 from the acquired operations as a result of the acquisitions made during the first six months. If the acquisitions had occurred at the beginning of the year, they would have contributed $102 million to total revenue and a $4 million net loss.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

a)	Risk Management
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 26 of the December 31, 2019 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.

b)	Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at June 30, 2020 and December 31, 2019:

	2020		2019
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$9,523	$9,523	$6,778	$6,778
Other financial assets
Government bonds	2,227	2,227	2,403	2,403
Corporate bonds	3,857	3,857	3,267	3,267
Fixed income securities and other	1,590	1,590	1,750	1,750
Common shares and warrants	4,833	4,833	3,189	3,189
Loans and notes receivable	1,846	1,846	1,859	1,859
	14,353	14,353	12,468	12,468
Accounts receivable and other	12,925	12,925	14,035	14,035
	$36,801	$36,801	$33,281	$33,281
Financial liabilities
Corporate borrowings	$8,051	$9,078	$7,083	$7,933
Non-recourse borrowings of managed entities
Property-specific borrowings	126,869	128,280	127,869	129,728
Subsidiary borrowings	9,493	9,694	8,423	8,632
	136,362	137,974	136,292	138,360
Accounts payable and other	35,548	35,548	36,724	36,724
Subsidiary equity obligations	4,201	4,201	4,132	4,139
	$184,162	$186,801	$184,231	$187,156

76 BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2020			2019
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$4	$2,223	$—	$—	$2,403	$—
Corporate bonds	62	3,017	258	—	2,682	275
Fixed income securities and other	379	728	483	419	851	480
Common shares and warrants	3,493	398	942	1,966	421	802
Loans and notes receivables	—	—	83	—	51	4
Accounts receivable and other	11	1,764	92	1	1,737	219
	$3,949	$8,130	$1,858	$2,386	$8,145	$1,780
Financial liabilities
Accounts payable and other	$7	$3,962	$616	$93	$3,749	$686
Subsidiary equity obligations	—	28	1,948	—	40	1,856
	$7	$3,990	$2,564	$93	$3,789	$2,542
During the three and six months ended June 30, 2020, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2020	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,764 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(3,962)
Other financial assets	6,366	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(28)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q2 2020 INTERIM REPORT 77

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2020	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$483	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	258	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares	942	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,948)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	92 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(616)
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2020:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2020 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$1,769	$2,549	$1,780	$2,542
Fair value changes in net income	(182)	(48)	(210)	(47)
Fair value changes in other comprehensive income[1]	—	(33)	(21)	(67)
Additions, net of disposals	271	96	309	136
Balance, end of period	$1,858	$2,564	$1,858	$2,564

1.	Includes foreign currency translation.

78 BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	2020	2019	2020	2019
Current portion	$4,054	$3,605	$12,504	$13,862	$6,360	$7,054
Non-current portion	10,299	8,863	4,636	4,607	3,852	3,218
	$14,353	$12,468	$17,140	$18,469	$10,212	$10,272
b)    Liabilities

	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	2020	2019	2020	2019
Current portion	$21,908	$23,212	$—	$—	$19,091	$15,713
Non-current portion	20,327	19,865	8,051	7,083	117,271	120,579
	$42,235	$43,077	$8,051	$7,083	$136,362	$136,292

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2020 (MILLIONS)	Real Estate	Renewable Power and Other	Total
Assets
Cash and cash equivalents	$1	$6	$7
Accounts receivable and other	1	36	37
Investment properties	135	—	135
Property, plant and equipment	—	166	166
Equity accounted investments	—	197	197
Assets classified as held for sale	$137	$405	$542
Liabilities
Accounts payable and other	$—	$23	$23
Non-recourse borrowings of managed entities	70	63	133
Deferred income tax liabilities	—	17	17
Liabilities associated with assets classified as held for sale	$70	$103	$173
As at June 30, 2020, assets held for sale within the company’s Real Estate segment include five triple net lease assets and an office asset in Brazil.
Within our Renewable Power segment, we are currently holding for sale solar assets in South Africa and Asia. Within our Infrastructure segment, we are currently holding for sale a Texas electricity transmission business.
For the six months ended June 30, 2020, we disposed of $3.2 billion and $1.7 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the sale of the Australian rail operation of Genesee & Wyoming, the Colombian regulated distribution business, and the sale of solar assets in Thailand.

Q2 2020 INTERIM REPORT 79

8.	EQUITY ACCOUNTED INVESTMENTS
The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)
Balance, beginning of period	$40,698
Additions, net of (disposals)[1]	1,945
Share of comprehensive loss	(1,249)
Distributions received	(485)
Return of capital	(40)
Foreign currency translation and other	(1,656)
Balance, end of period	$39,213

1.	Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $1.9 billion during the period relate primarily to the acquisition of a $1.3 billion interest in BrandSafway in the first quarter of 2020.

9.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)
Fair value, beginning of period	$96,686
Additions	2,912
Dispositions[1]	(535)
Fair value changes	(679)
Foreign currency translation and other	(1,497)
Fair value, end of period[2]	$96,887

1.	Includes amounts reclassified to held for sale.

2.	Includes $3.0 billion of ROU investment property balances (December 31, 2019 – $2.6 billion).
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $2.9 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the period.

80 BROOKFIELD ASSET MANAGEMENT

The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2020 (MILLIONS)
Core office
United States	$15,275
Canada	4,676
Australia	2,370
Europe	2,852
Brazil	269
Core retail	21,253
LP investments and other
LP investments office	8,367
LP investments retail	2,832
Logistics	136
Multifamily	2,776
Triple net lease	4,426
Self-storage	1,020
Student housing	2,564
Manufactured housing	2,517
Mixed-use	2,748
Directly held real estate properties	21,509
Other investment properties	1,297
$96,887
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

1.
Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.

The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.

Q2 2020 INTERIM REPORT 81

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2020	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	7.0%	5.7%	12
Canada	5.9%	5.2%	10
Australia	6.5%	5.8%	10
Europe	5.1%	4.0%	10
Brazil	7.9%	7.4%	10
Core retail	6.9%	5.4%	10
LP investments and other
LP investments office	9.7%	7.3%	7
LP investments retail	8.6%	7.0%	10
Mixed-use	7.3%	5.2%	10
Logistics[1]	5.8%	n/a	n/a
Multifamily[1]	5.0%	n/a	n/a
Triple net lease[1]	6.2%	n/a	n/a
Self-storage[1]	5.6%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a
Manufactured housing[1]	5.5%	n/a	n/a
Directly held real estate properties[2]	5.4% – 9.0%	6.2%	13
Other investment properties[1]	8.9%	n/a	n/a

1.
Logistics, multifamily, triple net lease, self-storage, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.

2.
We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.

82 BROOKFIELD ASSET MANAGEMENT

10.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$41,595	$23,772	$9,729	$14,168	$89,264
Additions	507	667	635	986	2,795
Acquisitions through business combinations	661	—	—	16	677
Dispositions[1]	(43)	(82)	(20)	(105)	(250)
Depreciation and impairment	(656)	(549)	(590)	(863)	(2,658)
Foreign currency translation and other	(2,203)	(976)	(245)	(337)	(3,761)
Total change	(1,734)	(940)	(220)	(303)	(3,197)
Balance, end of period[2]	$39,861	$22,832	$9,509	$13,865	$86,067

1.	Includes amounts reclassified to held for sale.

2.
Our ROU PP&E assets include $2.1 billion (December 31, 2019 – $2.2 billion) in our Infrastructure segment, $807 million (December 31, 2019 – $796 million) in our Real Estate segment, $1.3 billion (December 31, 2019 – $1.1 billion) in our Renewable Power segment and $1.4 billion (December 31, 2019 – $1.3 billion) in Private Equity and other segments, totaling $5.6 billion (December 31, 2019 – $5.4 billion) of ROU assets.

Renewable Power
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon growth model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value. Since we generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties, it is not expected that the valuation of the assets will be significantly impacted by the economic slowdown. Additionally, the majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption, maintaining the value of the associated long-lived assets.
Infrastructure
Revenues at our Infrastructure segment have largely been unaffected by the economic slowdown due to the long-term and contracted nature of the assets. Overall, our Transport businesses are the most gross domestic product sensitive and have therefore experienced some impacts during the economic shutdown. We currently view the economic shut down to be a short-term disruption which does not significantly impact the long-term outlook of these infrastructure businesses or the recoverable amount of their property, plant and equipment.
Real Estate
In the first half of 2020, the hospitality sector had the most immediate and acute impact from the shutdown as the majority of the company’s hospitality investments were closed, and currently remain closed or are operating a reduced occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, the partnership identified impairment indicators and performed impairment tests for each of the company’s hospitality investments based on revised cash flows and valuation metrics. For the six months ended June 30, 2020, we recorded revaluation decreases of $355 million on PP&E of which $246 million reversed previously recognized valuation gains in other comprehensive income and the remainder was charged to net income in our Real Estate segment.
Private Equity
The Private Equity segment has a diversified portfolio of operating businesses in the industrial, business services, and infrastructure services sectors. While some of the businesses have been considered as essential services amid social distancing measures being taken globally and continued their operation during the economic shutdown, certain of our businesses have been impacted by the shutdown but have not reported a material decline in the value of the property, plant and equipment. We have recorded an impairment charge of $156 million from the impact of contract modifications, changes in lay-up cost estimates, revenue forecasts and timing of vessel re-contracting.

Q2 2020 INTERIM REPORT 83

11.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:

•	$500 million of 4.25% notes due in 2026 on June 2, 2016;

•	$550 million of 4.70% notes due in 2047 on September 14, 2017;

•	$350 million of 4.70% notes due in 2047 on January 17, 2018;

•	$650 million of 3.90% notes due in 2028 on January 17, 2018;

•	$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;

•	$600 million of 4.35% notes due in 2030 on April 9, 2020; and

•	$150 million of 4.35% notes due in 2030 on April 14, 2020.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2020, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

84 BROOKFIELD ASSET MANAGEMENT

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(8)	$138	$8	$27	$13,916	$(1,252)	$12,829
Net (loss) income attributable to shareholders	(656)	87	—	(13)	680	(754)	(656)
Total assets	68,118	6,109	600	3,340	327,434	(89,166)	316,435
Total liabilities	36,048	4,611	596	2,599	194,297	(32,782)	205,369

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30, 2019	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$—	$38	$—	$27	$18,152	$(1,293)	$16,924
Net income attributable to shareholders	399	30	—	8	633	(671)	399
Total assets	70,976	5,389	—	3,520	331,698	(87,614)	323,969
Total liabilities	35,963	3,994	—	2,239	195,586	(30,659)	207,123

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$430	$176	$12	$52	$31,963	$(3,218)	$29,415
Net (loss) income attributable to shareholders	(949)	82	—	11	2,079	(2,172)	(949)

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(21)	$72	$—	$54	$35,304	$(3,277)	$32,132
Net income attributable to shareholders	1,014	34	—	16	1,969	(2,019)	1,014

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

Q2 2020 INTERIM REPORT 85

12.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Common shares	$7,345	$7,305
Contributed surplus	267	286
Retained earnings	14,723	16,026
Ownership changes	1,178	1,010
Accumulated other comprehensive income	4,412	6,241
Common equity	$27,925	$30,868
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A Shares") and 85,120 Class B Limited Voting Shares ("Class B Shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2020 of $0.12 per share (2019 – $0.11 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2020 AND DEC. 31, 2019	2020	2019[1]
Class A shares[2]	1,511,444,429	1,509,208,521
Class B shares	85,120	85,120
Shares outstanding[2]	1,511,529,549	1,509,293,641
Unexercised options and other share-based plans[3]	60,336,551	70,018,161
Total diluted shares	1,571,866,100	1,579,311,802

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.

2.	Net of 61,032,215 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2020 (December 31, 2019 – 63,417,346).

3.	Includes management share option plan and escrowed stock plan.

86 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020[1]	2019[1]	2020[1]	2019[1]
Outstanding, beginning of period[2]	1,513,055,374	1,432,967,575	1,509,293,641	1,432,714,261
Issued (repurchased)
Repurchases	(2,618,685)	(1,765,020)	(5,513,309)	(3,214,212)
Long-term share ownership plans[3]	1,034,483	2,541,521	7,622,148	4,180,865
Dividend reinvestment plan and others	58,377	53,718	127,069	116,880
Outstanding, end of period[4]	1,511,529,549	1,433,797,794	1,511,529,549	1,433,797,794

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.

2.
Net of 58,434,060 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2020 (March 31, 2019 – 56,644,846) and 63,417,346 as at December 31, 2019 (December 31, 2018 – 56,307,796).

3.	Includes management share option plan and restricted stock plan.

4.	Net of 61,032,215 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2020 (June 30, 2019 – 58,393,135).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Net (loss) income attributable to shareholders	$(656)	$399	$(949)	$1,014
Preferred share dividends	(36)	(38)	(71)	(75)
Dilutive effect of conversion of subsidiary preferred shares	49	(5)	68	(18)
Net (loss) income available to shareholders	$(643)	$356	$(952)	$921

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020[1]	2019[1]	2020[1]	2019[1]
Weighted average – Class A and Class B shares	1,512.1	1,433.3	1,511.7	1,433.2
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	—	34.1	—	31.8
Class A and Class B shares and share equivalents	1,512.1	1,467.4	1,511.7	1,465.0

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2020, the company did not grant any stock options. During the six months ended June 30, 2020, the company granted 3.3 million stock options at a weighted average exercise price of $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.

Q2 2020 INTERIM REPORT 87

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2020, the company did not grant any escrowed shares. During the six months ended June 30, 2019, the company granted 3.8 million escrowed shares at a weighted average price $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.

13.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.

a)	Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$55	$402	$927	$1,828	$6,866	$426	$—	$10,504
Other revenue	—	1,446	108	268	381	21	101	2,325
	$55	$1,848	$1,035	$2,096	$7,247	$447	$101	$12,829

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$116	$1,261	$1,928	$3,936	$16,579	$814	$—	$24,634
Other revenue	—	3,202	137	433	760	41	208	4,781
	$116	$4,463	$2,065	$4,369	$17,339	$855	$208	$29,415

FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$61	$895	$994	$1,744	$10,564	$586	$1	$14,845
Other revenue	—	1,665	34	62	174	8	136	2,079
	$61	$2,560	$1,028	$1,806	$10,738	$594	$137	$16,924

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$107	$1,838	$1,987	$3,418	$19,509	$1,018	$1	$27,878
Other revenue	—	3,312	73	119	373	15	362	4,254
	$107	$5,150	$2,060	$3,537	$19,882	$1,033	$363	$32,132

88 BROOKFIELD ASSET MANAGEMENT

b)	Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$59	$35	$48	$5,253	$426	$—	$5,821
Services transferred over a period of time	55	343	892	1,780	1,613	—	—	4,683
	$55	$402	$927	$1,828	$6,866	$426	$—	$10,504

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$335	$65	$91	$13,314	$810	$—	$14,615
Services transferred over a period of time	116	926	1,863	3,845	3,265	4	—	10,019
	$116	$1,261	$1,928	$3,936	$16,579	$814	$—	$24,634

FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$330	$21	$65	$8,433	$580	$1	$9,430
Services transferred over a period of time	61	565	973	1,679	2,131	6	—	5,415
	$61	$895	$994	$1,744	$10,564	$586	$1	$14,845

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$648	$39	$153	$15,090	$1,012	$1	$16,943
Services transferred over a period of time	107	1,190	1,948	3,265	4,419	6	—	10,935
	$107	$1,838	$1,987	$3,418	$19,509	$1,018	$1	$27,878

14.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2020	2019	2020	2019
Investment properties	$(797)	$(624)	$(679)	$(99)
Transaction related gains (losses), net of expenses	224	(174)	—	(246)
Financial contracts	(64)	(180)	94	(225)
Impairment and provisions	(325)	(333)	(550)	(364)
Other fair value changes	(191)	(87)	(432)	(295)
	$(1,153)	$(1,398)	$(1,567)	$(1,229)

Q2 2020 INTERIM REPORT 89

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2019 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

90 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer,
Vale S.A.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Director and Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, Wholesale,
TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.

Q2 2020 INTERIM REPORT 91